Exhibit 99.3

HUDBAY MINERALS INC.

ANNUAL INFORMATION FORM

FOR THE

YEAR ENDED DECEMBER 31, 2007

March 17, 2008

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	1
CURRENCY PRESENTATION AND EXCHANGE RATE DATA	2
DOCUMENTS INCORPORATED BY REFERENCE	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
OUR BUSINESS	8
RISK FACTORS	31
INDUSTRY REGULATION	38
MINERAL POTENTIAL OF OUR MATERIAL PROPERTIES	44
DIVIDENDS	45
DESCRIPTION OF CAPITAL STRUCTURE	46
MARKET FOR SECURITIES	47
DIRECTORS AND OFFICERS	48
AUDIT COMMITTEE DISCLOSURE	51
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	52
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	52
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	53
TRANSFER AGENT AND REGISTRAR	53
MATERIAL CONTRACTS	53
INTEREST OF EXPERTS	54
ADDITIONAL INFORMATION	54
GLOSSARY OF MINING TERMS	55
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	58

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual information form (“AIF”) contains “forward-looking information”, within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to information with respect to HudBay’s exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, debt re-payment, reclamation costs, currency fluctuations, government regulation of mining operations, environmental risks, mine life projections, the availability of third party concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date of such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay Minerals Inc. (“HudBay”), to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors, government regulation and approvals, environmental risks, actual results of current exploration activities, and reclamation activities, future commodity prices, permitting timelines, capital expenditures, conclusions of economic evaluations; changes in project parameters as plans continue to be refined; actual results of exploration activities; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, requirements for additional capital, delays in obtaining financing or in the completion of development or construction activities, labour disputes and other risks of the mining industry as well as those risk factors discussed or referred to in this AIF under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

CURRENCY PRESENTATION AND EXCHANGE RATE DATA

This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars, and United States dollars are referred to as “United States dollars” or “US$”.

The closing, high, low and average exchange rates for the United States dollar in terms of the Canadian dollar for each of the three years ended December 31, 2007, 2006 and 2005 as reported by the Bank of Canada, were as follows:

	2007	2006	2005
Closing	$0.99	$1.17	$1.16
High	1.19	1.17	1.27
Low	0.91	1.10	1.14
Average(1)	1.08	1.13	1.21

(1)	Calculated as an average of the daily noon rates for each period.

On March 14, 2008, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$0.99.

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this AIF to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this AIF. No document or statement therein shall be incorporated or deemed to be incorporated by reference in this AIF unless such document or statement, as the case may be, is specifically stated to be incorporated or deemed to be incorporated by reference herein.

Unless the context otherwise suggests, references to “we”, “us”, “our” and similar terms, as well as references to the “Company”, refer to HudBay Minerals Inc. Unless otherwise stated, all information regarding share capital reflects the consolidation of our common shares on the basis of one new common share for every 30 old common shares, which was effected on December 21, 2004.

GENERAL DEVELOPMENT OF THE BUSINESS

We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario). On March 12, 2002, we acquired ONTZINC Corporation, a private Ontario corporation, through a reverse takeover and changed our name to ONTZINC Corporation. On December 21, 2004, we acquired Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and changed our name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, we amended our articles to consolidate our common shares on a 30 to one basis. On October 25, 2005, the Company was continued under the Canada Business Corporations Act.

Our registered office is located at 2200 – 201 Portage Avenue, Winnipeg, Manitoba R3B 3L3. Our principal executive office is located at 1906 - 201 Portage Avenue, Winnipeg, Manitoba R3B 3K6.

Three Year History

We are a vertically integrated mining company, operating mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan, where our wholly-owned subsidiary HBMS has continuously explored and mined for eight decades. We also own a zinc oxide production facility in Ontario, the White Pine Copper Refinery (“White Pine”) in Michigan and the Balmat zinc mine and concentrator operations in New York State. In addition to our two primary products being zinc and copper, we also produce gold, silver and zinc oxide.

Strong Base Metal Markets

The market prices for our primary products of zinc and copper have experienced significant increases over the last three years. Our realized price per pound of zinc increased from US$0.65 per pound in 2005 to US$1.53 in 2006 and to US$1.56 in 2007. Copper experienced similar trends with our realized price per pound of copper increasing from US$1.72 per pound in 2005 to US$3.15 in 2006, and to US$3.27 in 2007. These prices reflect increasing global demand for base metals with particularly strong demand from developing countries including China and India.

Note Repurchase

In 2005 and 2006, HBMS repurchased US$172.1 million of its 9- 5/8% senior secured notes due January 15, 2012 (the “Notes”) that had been issued in 2004 in connection with the acquisition of HBMS. Purchases were made through the open market and a 2006 cash tender offer, reducing the outstanding principal amount of the Notes to US$2.9 million. The Notes contained covenants that, among other things, restricted our ability in certain circumstances to declare or pay dividends or make other distributions on our common shares (“Common Shares”), incur additional debt, enter into sale or leaseback transactions, create liens, make investments, engage in transactions with affiliates, consolidate or merge into other entities or sell assets.

In February 2007, HBMS completed the covenant defeasance of the Notes and, pursuant to the terms of the indenture governing the Notes, the collateral securing the Notes was released. In addition, the indenture has been amended to eliminate most of the remaining restrictive and affirmative covenants and certain events of default. The covenant defeasance involved the irrevocable deposit in trust by HBMS with The Bank of New York, as trustee, of approximately US$3.3 million of US Government securities, such amount being sufficient to pay the principal of US$2.9 million, and interest and premium on, the outstanding Notes to the redemption date of January 15, 2009.

Warrant Transaction

In July 2006, we completed our early exercise warrant transaction pursuant to which more than 97.2% of our then publicly-traded warrants (“Warrants”) expiring December 21, 2009 were exercised for our Common Shares. We received approximately $104.9 million from the early exercise of the Warrants. Eligible Warrants that were not exercised were automatically exchanged for 0.02662 of one Common Share per Warrant. As at December 31, 2007, there were 22,521 Warrants outstanding exercisable for an aggregate of 750 Common Shares.

Province of Manitoba Loan

In March 2005, we negotiated the continuation of HBMS’ $17.5 million loan with the Province of Manitoba. The terms of the original agreement with the Province provided that the loan may be repayable in the event of a change of control of HBMS. Before our purchase of HBMS on December 21, 2004, new terms and conditions were negotiated with the Province to maintain the loan repayment schedule in accordance with the terms of the then existing agreement. The loan will remain interest-free pending the satisfaction of certain conditions. As of December 31, 2007, there was approximately $7.5 million of the loan principal outstanding which is supported by a letter of credit. Consistent with the terms of the repayment schedule, HBMS intends to fully retire the loan principal by the middle of 2008.

Closure of Konuto Lake Mine

In May 2006, work commenced on the decommissioning and rehabilitation of the Konuto Lake Mine, which was closed as planned in 2005. Re-vegetation activities during the 2007 growing season completed the decommissioning and rehabilitation of the site. Various monitoring and follow-up activities will continue until 2010.

Re-opening of the Balmat Mine

Following a period of care and maintenance, we re-started operations at our Balmat zinc mine in May 2006. On January 1, 2007 Balmat achieved commercial production. In 2007, Balmat produced 22,068 tonnes of zinc metal concentrate for sale and we expect ore tonnage and grade to continue to improve in 2008. Zinc concentrate produced at Balmat is sold to Xstrata plc (“Xstrata”) and is largely processed at its Canadian Electrolytic Zinc (“CEZ”) refinery near Montreal, approximately 158 kilometers from the mine. The agreement with Xstrata provides for an annual election by HudBay to purchase from Xstrata zinc concentrate for our Manitoba zinc plant, representing up to 50% annually, and 40% over the life of the agreement, of Balmat’s zinc concentrate production sold to Xstrata.

Exploration Lands and Program

In 2005, we raised $10 million through the issue of Common Shares on a flow-through basis. During 2005, we spent approximately $5.5 million of these funds to fund our exploration program.

In March 2006, we announced that our wholly-owned subsidiary, Hudson Bay Exploration and Development Company Limited (“HBED”), had increased its exploration land holdings in the Flin Flon Greenstone Belt in northern Manitoba. HBED acquired two mineral exploration licenses in northern Manitoba, increasing its exploration land holdings by approximately 94,000 hectares to a total of approximately 296,000 hectares, which was subsequently increased gradually throughout the year to 383,283 hectares.

In March 2006, we announced that HBED entered into option agreements with Halo Resources Ltd. (“Halo”) for claims held by HudBay in the Sherridon district of the Flin Flon Greenstone Belt in northern Manitoba. The option agreements provide for Halo to acquire, subject to certain escalating exploration expenditures and payments to HBED, a 100% interest in 24 claims and a mineral lease, covering 3,478 hectares in the Sherridon district. The option agreements are effective for between three and five years and provide HBED with back-in rights or a net smelter return (“NSR”). HBED has also agreed to provide Halo access to certain historical exploration data on approximately 33,170 hectares in the Sherridon district.

In April 2006, we raised $20 million through the issue of Common Shares on a flow-through basis to fund the exploration and development of our Canadian properties.

In August 2006, HudBay entered into an exclusive option agreement whereby it could acquire 100% of the Jason lead/zinc mineral property (the “Jason Property”) in the Yukon from MacPass Resources Limited, for $1.0 million. In March 2007, we exercised our option to purchase the Jason Property. The Jason Property is subject to a 3% NSR, and HudBay has also entered into an NSR purchase agreement which allows HudBay to purchase, at any time, 1.5% of the NSR for $1.25 million and the remaining 1.5% of the NSR for $4 million. The Jason Property is close to HudBay’s 100% owned Tom lead/zinc mineral property.

In September 2006, HBED entered into four separate option agreements with Murgor Resources Inc. (“Murgor”) whereby Murgor may acquire a 100% interest in HBED’s Hudvam, Wim, Tyr and Fon mineral properties, in the Flin Flon and Snow Lake areas of northern Manitoba. The properties total approximately 5,368 hectares. HBED retains the right for a 2% NSR or has the right to buy back in to a 65% interest in each mineral property.

In October 2006, the companies finalized two additional agreements, whereby joint ventures may be formed with Murgor after Murgor completes certain exploration expenditures on the Snow “H” and Flin “D” exploration areas. For designated areas, HBED has the right to buy back in to a 65% interest in each joint venture.

In March 2007, HBED entered into seven separate option agreements with Rockcliff Resources Inc. (“Rockcliff”) whereby Rockcliff may acquire a 100% interest in HBED’s Rail, Reed, Kof and Sylvia as well as other properties in the Snow Lake area of the Flin Flon Greenstone Belt, in Manitoba. The seven properties total approximately 15,847 hectares. In order for Rockcliff to acquire 100% interest in these properties, it must pay HBED an aggregate of $2.06 million in escalating incremental payments and incur escalating expenditures totalling $9.8 million over a four-year period. If Rockcliff exercises one or more of these options, HBED retains the right for a 2% NSR or has buy back rights to acquire up to a 65% interest in each mineral property.

Drill hole results from our Lalor Lake property, located 2.4 km from our Chisel North mine site and 15 km from our Snow Lake concentrator, in the Flin Flon Greenstone Belt, were first announced in March 2007. In August 2007, we announced results from 10 holes drilled at Lalor Lake. In October 2007 and March 2008, we announced additional results from Lalor Lake. We intend to undertake further drilling at Lalor Lake and complete a NI 43-101 compliant resource estimate near the end of the first half of 2008.

In August 2007, HudBay entered into an option agreement with VMS Ventures Inc. (“VMS”) whereby VMS may acquire a 100% interest in a HudBay property in the Reed Lake area of the Flin Flon Greenstone Belt, near Snow Lake, Manitoba. The properties total approximately 573 hectares. In order for VMS to acquire 100% interest in the property, it must pay HudBay $55,000 and incur exploration expenditures of $300,000 over a three-year term. HudBay retains the right for a 2% NSR or has buy back rights to acquire up to 70% interest in the property.

In December 2007, we announced plans to spend $42.8 million on our 2008 exploration program. One of the Company’s key areas of exploration in 2008, as was in 2007, will be the Flin Flon Greenstone Belt in Manitoba and Saskatchewan, where drilling targets include known mineral deposits, structural re-interpretations and geophysical anomalies. In 2007, we expended approximately $41.3 million on our surface and in-mine exploration activities. Total exploration expenditures on exploration lands in 2006 were approximately $12.3 million and approximately $3.4 million was spent in 2006 on in-mine exploration activities.

Collahuasi Agreement

For the mutual benefit of both parties, the evergreen concentrate agreement (the “Collahuasi Agreement”) between HBMS and Compania Minera Dona Ines de Collahuasi (“Collahuasi”), Chile, to purchase 40,000 dry metric tonnes of copper concentrate per year from Collahuasi, was terminated effective June 30, 2005. The termination of the Collahuasi Agreement, which would otherwise have expired in 2008, is not expected to impact our ability to obtain copper concentrate for our Flin Flon copper smelter.

Agency Relationship with CMM

As at January 1, 2006, we changed our contractual relationship with Considar Metal Marketing Inc. (“CMM”), our marketing joint venture, from a sales relationship to an agency relationship with respect to the marketing of copper and precious metals. Pursuant to this agency relationship, as of December 31, 2005, we own 100% of our copper and precious metal inventory until its sale to a customer. During the second quarter of 2006, the CMM agency relationship was extended to include zinc, zinc oxide and other associated products. Under the agency relationship, HudBay, through its wholly-owned subsidiary HudBay Marketing & Sales Inc. (“HMS”), retains title to its metals until sold to third party customers.

Acquisition of White Pine Copper Refinery

In January 2006, through a U.S. based wholly-owned subsidiary of HBMS, we completed the purchase of White Pine, a Michigan-based copper refinery, for a total purchase consideration, including adjustments, of $17.9 million. The refinery provides us with a dedicated processing facility and reduces the cost of refining for HBMS produced copper anodes.

Revolving Credit Facility

In February 2006, we announced that HBMS completed a $25 million revolving credit facility with The Bank of Nova Scotia (Scotia Capital). The facility, subject to customary conditions, is secured by inventory and receivables. We subsequently increased the facility from $25 million to $50 million during 2006. In January 2007, we increased it to $80 million and subsequent to December 31, 2007 we have extended the maturity date to February 27, 2009.

Sale of Gays River Mineral Property

In July 2006, we completed the sale of 100% of the outstanding shares of ScoZinc Limited, to Acadian Gold Corporation for $7.5 million plus adjustments. ScoZinc Limited owned the Gays River lead and zinc mineral property in Nova Scotia, which was a previous producer of lead and zinc concentrates with a concentrator located at the property.

Normal Course Issuer Bid

In December 2007, HudBay launched a normal course issuer bid (the “Issuer Bid”). Under the terms of the Issuer Bid, HudBay may purchase, through the facilities of the Toronto Stock Exchange, up to 9,946,093 of its Common Shares, representing approximately 9.5% of its public float as of December 11, 2007. Purchases may continue until December 16, 2008, or on such earlier date as HudBay completes its purchases. All repurchased shares will be cancelled by the Company. As of December 31, 2007, the Company purchased 321,000 Common Shares at a cost of $6.2 million. Subsequent to December 31, 2007, the Company purchased 620,000 Common Shares at a cost of $11 million.

Appointment of Allen J. Palmiere as President and Chief Executive Officer

In January 2008, HudBay announced the appointment of Allen J. Palmiere, former Chairman of the Board of the Company, as President and Chief Executive Officer. M. Norman Anderson, a Director of the Company, was concurrently appointed as Chairman of the Board.

Corporate Structure

We hold the principal subsidiaries and properties shown in the following chart. The chart shows the jurisdiction of incorporation of our principal subsidiaries and the percentage of voting securities we beneficially own or over which we have control or direction. For each of our principal properties, the chart also shows our beneficial interest in the project and the location of the project.

OUR BUSINESS

Our Business

We are an integrated base metals mining, metallurgical processing and refining company. We have:

•	the 777 and Trout Lake zinc and copper mines near Flin Flon, Manitoba, and the Chisel North Mine near Snow Lake, Manitoba, and the Balmat zinc mine in New York State;

•

a metallurgical complex located in Flin Flon, Manitoba and an ore concentrator near Snow Lake, Manitoba. The Flin Flon metallurgical complex is comprised of an ore concentrator, a zinc pressure leach and electro-winning plant and a copper smelter, with an annual production capacity of approximately 115,000 tonnes of cast zinc and approximately 90,000 tonnes of anode copper, as well as gold and silver;

•	an ore concentrator in New York State adjacent to our Balmat zinc mine with an annual capacity of 1.75 million tons of ore;

•	a zinc oxide plant located in Brampton, Ontario with annual production capacity of approximately 45,000 tonnes of zinc oxide, which off-takes in excess of 25% of our annual zinc metal production;

•	a copper refinery in White Pine, Michigan, with annual production capacity of approximately 75,000 tonnes of refined copper;

•

a seasoned exploration team with a proven track record of discovering new ore bodies, together with a land position of 380,749 hectares in Manitoba and Saskatchewan, and land holdings in Ontario, the Yukon, New York State and Chile;

•	experienced mine and production management, and a work-force with an excellent health and safety record; and

•

a 50% interest in an established marketing joint venture, CMM, which markets our metals and other products primarily on an agency basis and identifies and acquires additional zinc and copper concentrate for our metallurgical complex.

In 2007, we produced approximately 110,520 tonnes of refined zinc and produced a further net 15,749 tonnes of zinc concentrate, 89,995 tonnes of copper, 102,587 ounces of gold, 1,446,738 ounces of silver and 35,583 tonnes of zinc oxide.

Our Competitive Strengths

We believe that the following business strengths will enable us to increase our production and profitability.

Modern, Upgraded Facilities

Between 1998 and 2004 inclusively, we invested approximately $435 million to expand, modernize and improve our mines and plants in Manitoba and Saskatchewan. The 777 Project involved construction and development of the modern 777 and Chisel North mines, capacity expansion of the ore concentrator in Flin Flon and expansion of our zinc plant, including the installation of an electrolytic cell house and other infrastructure upgrades. The design of our Flin Flon zinc plant permits a further low cost approximate 15% capacity expansion. The 777 Project improved our productivity through both the implementation of new technology and streamlining of our workforce. This has translated into operating efficiencies, cost reductions and the production of higher volumes and grades of ore.

Land Position with Strategic Exploration Potential

We hold a land position of 380,749 hectares in Manitoba and Saskatchewan. Over our more than 80 year operating history, including HBMS, we have brought into production over 25 ore bodies on our lands. Currently, we operate three mines on HBMS land in Manitoba. Our land position includes select portions of the highly prolific Flin Flon Greenstone Belt that we believe have potential for further mineral deposit discoveries. Since much of this property is within 100 kilometers of our two ore concentrators in this region, we anticipate that we will be able to economically exploit even small mineral deposits that are discovered.

We also hold 21,620 hectares of mineral rights in New York State, 5,823 hectares of mineral rights in the Yukon, 10,897 hectares of mineral rights in south-western Ontario and 1,531 hectares of mineral rights in Chile. We have also optioned some of our properties to other exploration companies as a means of leveraging our exploration expenditures in the Flin Flon Greenstone Belt.

Vertically Integrated Operations

Our Flin Flon and Snow Lake operations in northern Manitoba consist of three operating mines, two ore concentrators, an approximate 90,000 tonnes per year copper smelter, an approximate 115,000 tonnes per year zinc plant and related infrastructure. These integrated operations limit our exposure to fluctuating third party concentrate treatment and refining charges. In addition, we have available capacity at our metallurgical plants, which gives us the flexibility to develop ore bodies in the area of Flin Flon and Snow Lake that a mining company without proximate metallurgical plants could not develop profitably after payment of transportation and concentrate treatment charges. Our zinc oxide production facility, Zochem, in Brampton, Ontario, processes approximately 25% of our zinc metal production to produce zinc oxide. This off-take mitigates the impact on us of metal sales volume cycles in the zinc metal market. Through CMM, our marketing joint venture, we monitor and maintain customer relationships that have, historically, supported demand and premium pricing for our zinc, zinc oxide and copper products. Our White Pine copper refinery, acquired in January 2006, completes our copper vertical integration, reduces our unit cost to produce copper and provides assurance of access to a facility to process anode copper from our Flin Flon smelter. Also, in May 2006, we re-opened the Balmat Mine in New York State. (See “General Development of Business – Three Year History – Exploration Lands and Program”, page 4.)

Experienced Management Team

Our management and directors have considerable experience in identifying, acquiring and financing mining operations as well as managing public companies. We believe this experience provides a solid base on which to expand our operations. Our management team also has a proven record of success in various aspects of the mining industry, including mining, processing, marketing and the subsequent reclamation of mines. The experience of management was integral to the success of the 777 Project, which was completed ahead of schedule and on budget.

Skilled and Stable Workforce

HudBay’s workforce is well trained, historically stable and has significant operational experience at all levels. There has not been a labour work stoppage at our HBMS Flin Flon operations in over 30 years. Moreover, HBMS has a labour stability amending agreement in place that provides a framework for resolving new collective agreements that expire prior to July 2012 and that prohibits strikes or lockouts at its operations in northern Manitoba and Saskatchewan. (See “Our Business – Operations – Employees”, page 26.)

Strong Safety, Environmental and Product Quality Performance

One of our core values is protecting the health and welfare of our employees and the environment. HudBay has established a strong safety record. HudBay’s operations, excluding St. Lawrence Zinc Company, LLC (“SLZ”) and White Pine, maintained certification to Occupational Health and Safety Assessment Series 18001:1999 (“OHSAS 18001”) in 2007. In February 2007, SLZ received certification to OHSAS 18001 and in October 2007, White Pine received certification to OHSAS 18001. For the three years ended December 31, 2007, HudBay experienced an average annual frequency rate of 0.9 lost time injuries per 200,000 hours worked, which included both our employees and contractors.

We intend to continue to adhere to strict environmental compliance standards with a goal of continually improving our environmental performance. Our northern Manitoba, Saskatchewan and Zochem operations have been certified to the Environmental Management System Standard ISO 14001:2004 (“ISO 14001”) and this certification was maintained throughout 2007. In February 2007, SLZ received certification to ISO 14001 and in October 2007, White Pine received certification to ISO 14001. There were no significant environmental non-compliances during 2007.

We believe that continuous improvement in the safety of our workforce assists in maintaining healthy labour relations between management and the workforce and that our ability to minimize lost-time injuries and environmental regulatory violations is a significant factor in maintaining and realizing opportunities to improve overall operational efficiency.

The production and supply of the Company’s final products, excluding those from White Pine, continued to be certified to Quality Management Systems Standard ISO 9001:2000 (“ISO 9001”). In October 2007, White Pine was certified to ISO 9001.

Well-Developed Low-cost Infrastructure

We have a well-developed infrastructure at our Manitoba and Saskatchewan operations. Substantially all of our electrical power is supplied by Manitoba Hydro from both its and Saskatchewan Power Corporation’s power grids, which are fed by three hydroelectric generating stations. Historically, the price of electricity from Manitoba Hydro has been among the lowest offered by major energy utilities in North America. The water supply for the Flin Flon metallurgical complex is pumped from nearby Trout Lake. Further, the Flin Flon properties have well developed access to rail, road and air transportation. Rail access allows concentrate and many other key consumables, such as propane and fuel oil, to be purchased in bulk. It also provides the lowest cost for transport of our products. At our operations in Michigan and New York State, as well as our Zochem facility in Brampton, Ontario, we have well established sources for the supply of electrical power and well developed rail and road access.

Our Strategy

Our strategy is to leverage HudBay’s many strengths as a base metal mining company to produce long term value for all our stakeholders – our people, our investors, our customers and the communities where we operate.

•	People – Foster a culture of success grounded in a commitment to protect the safety, health and welfare of our people.

•	Exploration – Drive forward with activities to develop the growth potential within the Flin Flon Greenstone Belt and within our current operating mines.

•	Business Development – Opportunistically pursue investments to expand the scale and capabilities of our business.

•	Optimization – Maximize productivity and efficiency at all operations.

•	Responsibility – Maintain our social license to operate through best practices in environment, health and safety and by contributing to the economic and social well being in our communities.

Operations

We are a vertically integrated base metals mining, metallurgical processing and refining company. The following chart outlines our current operations flow.

(1)	The agreement with Xstrata provides for an annual election by HudBay to purchase from Xstrata zinc concentrate for our Manitoba zinc plant, representing up to 50% annually, and 40% over the life of the agreement, of Balmat’s zinc concentrate production sold to Xstrata.

The following map shows the locations of our facilities in Manitoba and Saskatchewan.

Our Balmat Mine and concentrator are located in St. Lawrence County, New York State, approximately 32 kilometers south of the St. Lawrence River. White Pine is located in the upper peninsula of the State of Michigan at White Pine. Zochem is located in Brampton, Ontario. CMM is located in Toronto, Ontario.

Historical Production

We produce zinc and copper metal products from concentrates sourced from our mines (“domestic concentrates”) and from concentrates purchased from other parties (“purchased concentrates”), and we sell some concentrates to third parties. The chart below sets out our total metal production and concentrates sold for the years ended December 31, 2007, 2006 and 2005.

	Units	2007		2006		2005
Metal Produced(1)
Metal Production from Domestic Concentrates
Zinc	000s tonnes	99.8		113.6		114.6
Copper	000s tonnes	54.3		56.7		49.2
Gold	000s troy oz.	100.3		96.0		100.5
Silver	000s troy oz.	943.4		962.7		916.8
Metal Production from Purchased Concentrates
Zinc	000s tonnes	10.7	(2)	4.3	(2)	0.1
Copper	000s tonnes	35.7		31.5		37.1
Gold	000s troy oz.	2.3		2.0		1.9
Silver	000s troy oz.	503.3		382.2		493.7
Total Metal Production
Zinc	000s tonnes	110.5		118.0		114.7
Copper	000s tonnes	90.0		88.2		86.3
Gold	000s troy oz.	102.6		98.0		102.4
Silver	000s troy oz.	1,446.7		1,344.9		1,410.5
Balmat(3)
Zinc metal in concentrate for sale(2)	000s tonnes	22.1		9.0	(4)	—
Metal in concentrate purchased from Xstrata by HudBay	000s tonnes	(6.3)		(3.8)		—
Total Produced(5)
Zinc	000s tonnes	126.3		123.3		114.7
Copper	000s tonnes	90.0		88.2		86.3
Gold	000s troy oz.	102.6		98.0		102.4
Silver	000s troy oz.	1,446.7		1,344.9		1,410.5
Zinc Oxide
Zinc from HBMS	000s tonnes	29.1		32.5		31.8
Zinc from others	000s tonnes	0.0		1.4		3.3
Zinc Oxide produced	000s tonnes	35.6		41.4		42.8
Metal Sold
Zinc	000s tonnes	133.0		114.6		114.7
Copper	000s tonnes	87.0		79.4		78.1
Gold	000s troy oz.	96.8		82.9		95.5
Silver	000s troy oz.	1,270.8		1,195.1		1,321.8

(1)	Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
(2)	Includes tonnes from metal in Balmat purchased concentrates, purchased from Xstrata. Through an arrangement to decrease costs, HudBay sells all concentrates from its Balmat zinc mine to Xstrata, and elects annually to purchase up to 50% of Balmat concentrates from Xstrata.
(3)	Not in commercial production in 2006.
(4)	Metal in concentrate produced in 2006 prior to commercial production.
(5)	Includes production of metal and metal in concentrates for sale.

Production Forecast

The chart below sets out our production forecast for 2008.

2008 Production Forecast
Metals Produced	Units	Total(1)	From HudBay Sources
Zinc	(000’s tonnes)	120 - 150	120 - 150
Copper	(000’s tonnes)	70 - 80	50 - 60
Gold	(000’s oz)	90 - 100	90 - 100
Silver	(000’s oz)	1,100 - 1,400	900 - 1,100

(1)	Includes metal produced from HudBay’s own concentrates and metal produced from concentrates purchased from others.

Underground Mining Operations

As at December 31, 2007, our material properties consisted of the 777, Trout Lake and Chisel North mines in northern Manitoba and the Balmat Mine in New York State. The Konuto Lake mine in northern Saskatchewan was depleted of ore and closed during 2005. Each of these mines is an underground mine.

The HudBay Mines in Northern Manitoba

The technical and scientific information included in the following description of the northern Manitoba mines has been prepared under the supervision of Kimberley Lau, B.Sc., P. Geo who is employed by our HBMS subsidiary, as Superintendent, Mining Technical Services and who is a “Qualified Person” within the meaning of NI 43-101.

Location

Other than the Chisel North mine, our northern Manitoba mines are within six kilometers of Flin Flon. The Chisel North mine is approximately 215 kilometers east of Flin Flon. The city of Flin Flon is approximately 750 kilometers northwest of Winnipeg, the capital city of the Province of Manitoba. Flin Flon has a population of approximately 7,000 people, with an additional 3,000 people living in the surrounding community, and has well developed access to road, rail and air transportation.

The water supply for Flin Flon is taken from Trout Lake. Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations. Our arrangement with Manitoba Hydro represents the single largest supply contract for our operations.

The geographical area has cool summers and very cold winters with a mean annual temperature of -2.5° C. The predominant vegetation is closed stands of black spruce and jack pine with a shrub layer of ericaceous shrubs and ground cover of mosses and lichens.

Geology

Our northern Manitoba mines are located within the Flin Flon Greenstone Belt in the Canadian Shield, one of the world’s largest exposed areas of Precambrian rocks. Within the Canadian Shield are large, deformed remnants of ancient volcanic-sedimentary terrain (“greenstone belts”), which historically have been proven locations of base and precious metals.

The ore bodies of the Flin Flon Greenstone Belt occur in a highly prospective early Proterozoic island-arc assemblage that stretches for an exposed length of 250 kilometers east-west and 75 kilometers north-south. The deposits are precious metal rich and of the copper-zinc volcanic massive sulphide (“VMS”) type hosted in both felsic and mafic volcanic rocks with the felsic type hosting the largest deposits. VMS ore bodies in the area have ranged in size from less than 100,000 tonnes to more than 60 million tonnes.

Exploration

Diamond drilling is the only drilling type carried out for the purposes of exploration, ore zone definition and sampling of our material properties. Drilling is done by drilling contractors under the supervision of our geologists.

Core recovered is placed in wooden core boxes covered with lids and transported to surface where it is logged by our geologists. Core from exploration holes outside the operating parts of the mine are generally reboxed and saved after logging. Core from holes for the purposes of orebody definition that is not sampled is discarded after logging.

Diamond drilling for the purpose of exploration within all operating mines during 2007 totalled 40,394 meters to test for extensions to orebodies. A further 46,291 meters of diamond drilling was conducted in our operating mines to define parts of the orebodies to provide adequate definition for the purpose of ore extraction. This diamond drilling was separate from exploration diamond drilling that was done for the testing and discovery of new mineral deposits on the surface of our exploration lands.

Drilling/Sampling and Analysis

Core recovery from diamond drilling is generally excellent and the drill cores are considered a reliable sampling media. Core size is generally N or B.

Core recovered from diamond drilling within our operating mines was logged and mineralized sections were marked for sampling and assaying by our geologists. The marked sections are either whole core sampled, placed in plastic bags and tagged with unique sample numbers, or sawn in half by a diamond saw and one half of the core placed in plastic bags and tagged with unique sample numbers, while the second half is returned to the core box and stored.

Each bagged core sample is placed in a plastic pail with a sample listing and sealed prior to being transported to the HBMS assay laboratory in Flin Flon, Manitoba where it is dried, crushed and pulverized and a 250 gram sample is prepared for assaying.

From each 250 gram sample 0.25 grams is removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250-gram sample, 15 grams is removed for gold determination by fire assaying with Atomic Absorption finish.

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 50 core samples, one core sample has a second 250 gram split collected for external independent lab check assaying at Acme Analytical Laboratories Ltd. in Vancouver, B.C.

Core samples obtained from exploration diamond drilling on the surface of our exploration lands is processed in a similar way but differs in that all core samples are sawn in half and one check assay sample is collected from within each group of 20 core samples.

History

Through HBMS, HudBay has operated in the Flin Flon Greenstone Belt for more than 75 years. During this period, we have mined approximately 135 million tonnes of ore.

Under the ownership of Anglo American International, S.A. in the mid-1990s, a strategic review of the northern Manitoba and Saskatchewan operations depicted a company with declining reserves, lower ore grades, rising costs and a poor safety record. At that time, it was concluded that a less than a 10-year mine life was possible and closure of operations before 2005 was planned.

In connection with the closure plan, it was decided to continue exploration efforts until 1998, the latest time an ore body could be developed for production prior to the planned closure. In 1993, based on the drilling program, the 777 deposit was first indicated by an underground exploration hole that intersected the mineralization at a depth of 1,000 meters. In 1995, a drilling program delineated the ore body and by 1997, this ore body was defined. In 1999, development of the 777 mine was commenced as part of the 777 Project and commercial production from the mine commenced in January 2004. It was determined that the 777 ore body had the potential to extend operations to 2014 if a number of critical factors were first addressed. As a result, our northern Manitoba and Saskatchewan operations lowered their overall unit operating cost, improved safety performance and created a performance-oriented culture.

777 Mine

The 777 mine is located immediately adjacent to our principal concentrator and metallurgical plant in Flin Flon and straddles the Manitoba Saskatchewan border. It is part of a cluster of interlinked ore bodies including the prior Callinan mine and the prior Flin Flon mine. The 777 mine contains approximately 74% of our estimated mineral reserve tonnage as at January 1, 2008.

The 777 mine property is located on mineral leases and Manitoba Order in Council (“OIC”) leases totalling approximately 4,414 hectares, including approximately 1,098 hectares in Manitoba and approximately 3,316 hectares in Saskatchewan. HBMS owns 100% interest in these mineral leases. Annual lease rentals payable to the Manitoba government are $16,730 and $10,484 to the Saskatchewan government. There is an annual work expenditure requirement for the Saskatchewan property of $257,025. Individual leases have different expiry dates that range from 2008 to 2024. All mineral production from the property is subject to a 6 2/3% net proceeds of production (NPI) and $0.25 per ton royalty agreement payable to Consolidated Callinan Flin Flon Mines Limited. Surface rights are held under several leases and permits that also host the concentrator and metallurgical plants. (See “Industry Regulation – Land and Mineral Rights – Manitoba”, page 38 and “Industry Regulation – Land and Mineral Rights – Saskatchewan”, page 39.)

The Flin Flon cluster of ore bodies, which encompasses the Flin Flon, Callinan and 777 ore bodies, is hosted of a sequence of volcanic flow and volcaniclastic rocks that are predominantly basaltic in nature. In the mine area, the mine horizon stratigraphic sequence lies on the west side of the Hidden Lake Syncline and strikes about 350 degrees and dips 50 to 60 degrees to the east.

The mine has an internal ramp system to allow movement between working levels and to the Callinan Mine. The 777 shaft is a 6.7 meter diameter vertical shaft to a depth of 1,530 meters. Ore and waste hoisting is with a double-drum hoist with a capacity in excess of 1.35 million tonnes per year using 16-tonne skips. A separate double drum hoist operates a man and material cage and counterweight and a single drum hoist operates a small man cage.

Mining is primarily by long-hole open stoping. Paste backfill is used to fill mined stopes and is delivered from the Flin Flon concentrator by pumping through a network of lined boreholes and pipes. Pillars are left as regional support in addition to the backfill. The host country rock, particularly in the hanging wall, is competent.

Ventilation control is adequate, and the main shaft is the primary fresh air intake. Compressors supply compressed air. Pipes are installed to distribute the compressed air and water drilling through the mine. The mine also has adequate electrical power for mining purposes.

The anticipated mine life is thirteen years (2020).

The following chart sets forth the production of the 777 mine for the years ended December 31, 2007, 2006 and 2005.

777 Mine Historical Statistics

		December 31
	Units	2007	2006	2005
Ore mined	000s tonnes	1,424.12	1,367.50	1,093.70
Zinc grade in ore	%	4.51	4.81	4.47
Copper grade in ore	%	2.68	2.81	2.24
Gold grade in ore	grams/tonne	2.44	2.43	2.09
Silver grade in ore	grams/tonne	25.64	25.61	23.83

Trout Lake Mine

The Trout Lake mine is located approximately six kilometers northeast of Flin Flon. The Trout Lake mine contains approximately 11% of the estimated HudBay mineral reserve tonnage as at January 1, 2008.

The Trout Lake mine is located on Manitoba mineral leases that total 2,261 hectares and expire April 1, 2013. Annual mineral lease payments total approximately $19,267. HBMS owns a 100% interest in these leases. There are no royalties payable other than those potentially payable to the Province. Surface rights are held under miscellaneous leases and general permits with total annual rental payments of $5,135. (See “Industry Regulation – Land and Mineral Rights – Manitoba”, page 38 and “Industry Regulation – Land and Mineral Rights – Saskatchewan”, page 39.)

The Trout Lake mine was discovered by Granges Exploration in the 1970s, as a result of testing by drilling an electromagnetic geophysical target located in an area beneath Trout Lake believed to be underlain by felsic volcanic rocks similar to those that host the Flin Flon ore bodies. Commercial production commenced at the Trout Lake mine in 1982.

The Trout Lake ore body sub-crops beneath Trout Lake and contains more than 30 lenses in several zones. The lenses dip approximately 60 degrees and the average lens width is eight meters. The ore body is a proximal volcanic massive sulphide deposit. Chalcopyrite and sphalerite are the main base metal sulphides and occur with pyrite in massive sulphide layers.

The main shaft has been sunk to a depth of 1,091 meters. The mine development includes a number of inclined ramps and steeply inclined ventilation shafts and ore passes. The shaft is a circular two-compartment 4.9 meter diameter vertical shaft operating to a depth of 1,091 meters. The ramp extends to approximately 1,275 meters below surface at an inclination of 15% from the horizontal. A 762 meter long inclined conveyor delivers the ore from the underground crusher to the ore bin adjacent to the shaft.

Mining is by longhole open stoping using trackless equipment. Crushed ore is trucked from the mine site to the Flin Flon concentrator for processing and subsequent treatment in our Flin Flon zinc plant and copper smelter.

The anticipated mine life is five years (2012).

The following chart sets forth the production of the Trout Lake mine for the years ended December 31, 2007, 2006 and 2005.

Trout Lake Mine Historical Statistics

		December 31,
	Units	2007	2006	2005
Ore mined	000s tonnes	827.01	838.90	858.80
Zinc grade in ore	%	4.27	3.65	5.61
Copper grade in ore	%	2.36	2.18	1.39
Gold grade in ore	grams/tonne	1.44	1.28	1.47
Silver grade in ore	grams/tonne	14.84	13.53	14.61

Chisel North Mine

The Chisel North mine is 10 kilometers west of the Snow Lake concentrator and about six kilometers south of the town of Snow Lake, which is approximately 215 kilometers from Flin Flon. The Chisel North mine contains approximately 6.6% of the estimated HudBay mineral reserves, as at January 1, 2008.

The Chisel North mine is located on Manitoba OIC leases that total approximately 4,193 hectares with annual rental payments payable to the Manitoba government of $53,343. HBMS holds a 100% interest in these leases. Most of these mineral leases terminate in 2023. There are no royalties payable other than those potentially payable to the Province. Surface rights are held under miscellaneous leases and general permits with total annual rentals of $13,670. (See “Industry Regulation – Land and Mineral Rights – Manitoba”, page 38 and “Industry Regulation – Land and Mineral Rights – Saskatchewan”, page 39.)

In 1986, an exploration program was initiated to systematically explore the Chisel basin. Additional drilling was carried out between 1993 and 1997 to suitably define the ore body for a feasibility study. A total of 77,632 meters in 130 holes and wedges were drilled by 1998. Commercial production commenced at the Chisel North mine in June, 2000.

The deposit consists of metamorphosed massive sulphides overlain by barren basalt volcanic flows. Sphalerite and minor amounts of chalcopyrite are the main base metal sulphides and occur with pyrite in massive sulphide layers conformable to stratigraphy. The ore resources are between 400 meter and 650 meter depths in four stacked zinc rich sulphide lenses.

The mine depth is to the 687 meter level. Mining is by room and pillar, post pillar cut and fill and blast hole stoping using trackless equipment with unconsolidated rock fill as backfill. Ore is truck hauled to surface for crushing and subsequently trucked to the Snow Lake concentrator, by independent trucking contractors.

The anticipated mine life is six years (2013).

The following chart sets forth the production of the Chisel North mine for the years ended December 31, 2007, 2006 and 2005.

Chisel North Mine Historical Statistics

		December 31,
	Units	2007	2006	2005
Ore mined	000s tonnes	328.93	323.40	336.70
Zinc grade in ore	%	8.20	8.56	9.00

The HudBay Mine of Northern New York

The technical and scientific information included in the following description of the Balmat Mine has been prepared under the supervision of Kimberley Lau, B.Sc., P. Geo who is employed by our HBMS subsidiary, as Superintendent, Mining Technical Services and who is a “Qualified Person” within the meaning of NI 43-101.

Location

The Balmat Mine is a mining property located in the Balmat-Edwards mining district in St. Lawrence County, New York State about 32 kilometers south of the St. Lawrence River. The Balmat Mine is approximately 11 kilometers from Gouverneur, New York, a city of approximately 5,500 people. The Balmat Mine is accessible by Interstate 81 and state routes 11, 58 and 82. The area has been a mining district for over 90 years, and all of the infrastructure required for ongoing operations at the Balmat Mine is available in the immediate area. The Balmat Mine commenced commercial production on January 1, 2007 and contains approximately 8.9% of the estimated HudBay mineral reserves, as at January 1, 2008.

The Balmat property comprises several reclaimed zinc mines, the Balmat Mine and related assets, including a 5,000 ton per day concentrator, a rail siding and related maintenance facilities, administration buildings and associated infrastructure. The mine was put on care and maintenance in October 2001 due to low zinc prices. We own approximately 21,620 hectares of mineral rights in St. Lawrence and Franklin counties in northern New York. We lease an additional 1,932 hectares of mineral rights in the areas proximate to the Balmat mine. In May 2006, we re-opened the Balmat Mine (See “General Development of Business – Three Year History – Exploration Lands and Program”, page 4.)

SLZ holds mineral rights through 27 separate lease agreements involving 55 individuals. The majority of the leases are located in the Balmat, Hyatt and Pierrepont mine areas. An additional reciprocal lease agreement with Gouverneur Talc Company (“GT”) covers all non-talc or talc-type ores on mineral rights owned by GT on what GT estimates to be approximately 2,500 acres. Generally, leases have an initial 20-year term that is renewable for additional 20-year terms, and are subject to 4% NSR production royalty payments. Current advance royalty payments fees average $9.67 per acre per year.

In 1990, Zinc Corporation of America (“ZCA” or “NJZ Mines, Inc.”) signed a reciprocal mineral rights agreement with Gouverneur Talc Company. According to this agreement, ZCA granted to GT mineral rights to all talc and talc-type ores where ZCA owned mineral rights, and GT granted to ZCA mineral rights to all ores, minerals, metals and deposits of any kind and description excepting talc and talc-type ores where GT owned mineral rights. The exact mineral rights acreage is not known but is estimated to be approximately 2,500 acres. There are no annual minimal advance royalty fees associated with this lease agreement.

At present, the active main ore zones that comprise the Balmat Mine are the Mud Pond, Mahler and New Fold. Leased claims cover some 38% of the Mud Pond mineral zone, approximately 40% of the Mahler mineral zone, and none of the New Fold mineral zone. The leased claims are subject to a 4% net smelter return royalty. With the exception of one 10-year lease that expires in 2014, the leases have an initial 20-year term, with the first set to expire in 2021, and are renewable for additional terms of 20 years.

The region around the mine has a typical mid-continental climate with warm summers and cold winters moderated by proximity to the Great Lakes. The lowest monthly average temperature occurs in January, and the highest average temperature occurs in July. There is an average of 115 frost-free days and the area receives an average annual precipitation of 40 inches, 70% of which is as snow.

There are sufficient assets and resources in the Balmat area to conduct operations. SLZ owns and controls 2,699 acres of surface rights in St. Lawrence County of New York state. The majority, comprising 1,753 acres, is in the town of Fowler, where the Balmat Mine and tailings impoundment for the mine are located. There is adequate tailings impoundment capacity at the site for approximately 20 years of tailings production from the mine concentrator.

The water supply system is adequate to supply the Balmat Mine and concentrator with process and potable water. The primary electrical feed for the mine and concentrator is a 115kV line originating from National Grid’s power distribution system. The supply has sufficient capacity and is adequately reliable to sustain operations. The local supply of labour is adequate for the operation of the mine and concentrator.

History

Between 1915 and 2001, over 43 million tons of ore grading 9.4% zinc was mined from the four mines that have comprised the Balmat-Edwards zinc district. Prior to October 2001, when the mine was put on care and maintenance, over 9.4 million tons of ore grading 8% zinc was produced from the Balmat Mine.

SLZ acquired its surface and mineral rights through the purchase of the assets of ZCA in September 2003. NJZ Mines, Inc. acquired mineral rights through the purchase of assets of St. Joe Minerals Corporation (“St. Joe”) in 1987. St. Joe initially acquired surface and mineral rights in the district through the purchase of Northern Ore Company around 1925. Apart from the initial purchase of the property covering the Balmat mine site, the majority of the mineral rights currently owned by SLZ were acquired by St. Joe in two large packages that are referred to as the Fowler and Brodie mineral rights.

Regional zinc exploration in the Balmat-Edwards marble belt, as well as the northwest Adirondacks was carried out almost exclusively by St. Joe since the 1960’s. Five new mineral zones were discovered over the last 11 years, three within the Balmat mine and two within the prior Hyatt mine. Despite extensive exploration and mapping the highly prospective Balmat Edwards Marble belt remains under-explored, in part, due to previously unresolved mineral rights ownership issues.

In 2003, SLZ acquired the Balmat Mine from ZCA Mines, Inc., pursuant to an asset purchase agreement (the “Balmat Acquisition Agreement”). Total consideration paid consisted of a cash deposit of US$1.0 million required to assume an environmental bond. In addition, the Balmat Acquisition Agreement requires the Company to pay a cash purchase price out of 30% of annual positive future net free cash flow from Balmat Mine operations, after allowing for reasonable capital and exploration expenditures. The cash purchase price is subject to a “Cap” of US$25 million.

The mine was re-opened in May 2006 and reached commercial production in January 2007. (See “General Development of Business – Three Year History – Re-opening of the Balmat Mine”, page 4.)

Geology

The Balmat-Edwards district occurs in the Frontenac Arch, an area characterized by a northwesterly trending window of Precambrian rocks overlain by and exposed beneath younger Paleozoic strata and Pleistocene glacial and lacustrine deposits. The Balmat-Edwards zinc deposits occur in Proterozoic metasedimentary rocks of the Grenville Supergroup.

The zinc deposits occur in siliceous dolomitic and evaporite-bearing marbles of the Upper Marble Formation, the uppermost of four metasedimentary formations mapped in the district. The Upper Marble formation is exposed in the core of the Sylvia Lake syncline, a major recumbent, doubly plunging, isoclinal fold lying between the towns of Balmat and Edwards. The Balmat Mine deposit is located in the southwestern hinge area of the Sylvia Lake syncline.

The majority of the 14 mineral zones in the Balmat Mine orebody are arranged in three “clusters”, containing three to five mineral zones each. The mineralization is dominantly zinc sulphide with lead sulphide and iron sulphide. The zinc to lead ratio is approximately 35 to 1.

Stratiform “parent” and stratabound but generally crosscutting “daughter” massive sulphide mineral deposits plunge gently (15 to 25 degrees) from north-northwest to northeast and generally range in size from 500,000 to 10,000,000 tons. Mineralization occurs as both tabular and podiform bodies with complex cross-sectional configurations.

Exploration

Resource potential of the Balmat-Edwards geological district can be divided into three exploration categories, including: the Balmat Mine, Balmat-Edwards segment and district wide. Over the prior eight years, the Mahler and New Fold mineral zones were discovered in the Balmat Mine. Exploration expenditures in 2007 were approximately US$2.0 million and included diamond drilling of the New Fold, Mahler and Mud Pond mineral zones, and surface drilling in the Emeryville area.

The recent resolution of mineral rights ownership and the implementation of a new exploration model will increase the potential for the discovery of new mineral resources in the Balmat-Edwards district. Exploration expenditures in 2008 are expected to be in the order of US$2.1 million. Exploration targets include areas west of the Mud Pond mineral zone, potential down plunge extensions of the Mahler and New Fold mineral zones, a potential connection between the Mahler and Upper Fowler mineral zones as well as diamond drilling on surface of prospective areas of the Balmat-Edwards belt.

Drilling/Sampling and Analysis

Exploration and ore zone definition drilling prior to mining is done by drilling contractors. Within the Balmat Mine, diamond drilling is expected to optimize ore zone definition by closer spaced drilling, compared to prior practices, to reduce the dilution of ore by waste rock and to improve confidence in the continuity of the ore zones prior to mining. This program is expected to allow production of ore with a greater content of zinc.

A systematic program of definition diamond drilling on vertical sections spaced at between 100 and 150 feet is used to determine the specific location of the ore to be mined. Subsequently, additional delineation diamond drilling is done from drilling platforms within sublevels at between 33 and 67 feet, and on vertical cross-sections spaced 50 to 70 feet apart. This process provides diamond drilling intercepts of the ore to be mined generally not exceeding 50 feet spacing.

Core recovered from diamond drilling is placed in wooden core boxes. A geologist logs the core and the mineralized intervals are measured and described and the zinc content is estimated. Mineralized intervals of the core are split lengthwise, one half is archived and the other half dried and the specific gravity determined. The assay samples are inventoried on a log sheet which is reviewed by the responsible Senior Geologist prior to sample shipment. For each batch of assay samples, a known standard is included as a blind sample for laboratory quality assurance control. All exploration and delineation drill hole assay samples are analyzed by a certified, third party laboratory.

Balmat Mine

Mining is primarily a combination of long hole open stoping and mine development using trackless equipment. Crushed ore is hoisted directly to the mill. Coarse ore bins are stockpiled on the surface for delivery to the mill at a later date.

The main shaft has been sunk to a depth of 3,275 feet. The mine development includes a number of inclined ramps and steeply inclined ventilation shafts and ore passes. The shaft is a circular five-compartment 18 foot diameter vertical shaft. The ramp extends to approximately 700 feet below the bottom of the shaft at an inclination of 15% from the horizontal.

The mine depth is to the 3,800 foot level. Mining is by room and pillar, cut and fill and blast hole stoping using trackless equipment with occasional unconsolidated rock fill as backfill. Ore is truck hauled to the shaft for crushing and subsequently hoisted to the Balmat concentrator.

SLZ is subject to environmental permits, licenses and other regulations. SLZ has all required and necessary permits and licenses to conduct mining and milling operations in New York State. SLZ is subject to taxes typical of a US business.

The anticipated mine life is six years (2013).

The following chart sets forth the production of the Balmat mine for the years ended December 31, 2007, 2006 and 2005.

Balmat Mine Historical Statistics(1)

		December 31,
	Units	2007	2006	2005
Ore mined	000s tonnes	335.81	—	—
Zinc grade in ore	%	6.96	—	—

(1)	Concentrate production began in May 2006 and commercial production commenced January 1, 2007.

Concentrators

Flin Flon Concentrator

At the Flin Flon concentrator, we produce zinc and copper concentrates from ore mined at the 777 and Trout Lake mines. Ore from the Konuto Mine was also processed at the concentrator until the mine was depleted and closed in late 2005. As part of the “777 Project”, the capacity of the Flin Flon concentrator was expanded from approximately 1.81 million tonnes of ore per year to approximately 2.18 million tonnes of ore per year. The concentrator can handle ore from each mine separately and blending is done at the grinding stage.

The Flin Flon concentrator facility includes a paste backfill plant. The facility also includes associated infrastructure such as maintenance shops and laboratories. The concentrator is located directly adjacent to the metallurgical zinc plant and copper smelter in Flin Flon.

The ore is crushed in a two-stage process using cone crushers to -19 millimeters with a combination of screens and recycling of oversized material. The fine ore is stored in seven 725 tonne fine ore bins. The grinding circuit has two 3.8 meter by 4.9 meter rod mills and a 5.0 meter by 9.7 meter ball mill operating in closed circuit with six cyclones. The final product is 80% passing 70 microns at a rate of 300 tonnes per hour.

The copper circuit has six 40 cubic meter cells for roughing/scavenging and a bank of four 16 cubic meter and four eight cubic meter cells for closed circuit cleaning. On removal of the copper, the slurry is fed to the zinc circuit with nine 40 cubic meter cells for roughing/scavenging and a three stage cleaning circuit. The system includes an on stream analyzer.

The concentrates are dewatered in two 8.0 meter diameter high rate thickeners and five 2.6 meter by 6.0 meter vacuum disc filters. Both copper and zinc concentrate are transferred to the concentrator storage sheds prior to treatment in the metallurgical complex. Tailings from the concentrator are pumped to the Flin Flon tailings impoundment immediately adjacent to the concentrator. The tailings pond underwent an expansion, and was completed and commissioned in 2007.

Snow Lake Concentrator

The Snow Lake concentrator is approximately 215 kilometers from the metallurgical plants in Flin Flon. The facility processes only the Chisel North mine ore and produces zinc concentrate that is processed at the zinc plant in Flin Flon. Concentrate is shipped by truck to Flin Flon.

After being shut down in 1998, we re-opened the Snow Lake Concentrator in 2000 in connection with the commencement of production at the Chisel North mine. The Snow Lake concentrator has a capacity of approximately 1.2 million tonnes of ore per year including crushing, grinding, flotation, thickening, filtering and drying capabilities. However, not all of the circuits necessary to throughput the rated capacity are in operation at this time. Power, water, vacuum and other services are available to allow refurbishment to the full production rate when required.

The unused concentrator capacity is available for utilization by ore mined from new mine discoveries in the Snow Lake area.

The ore is crushed to -19 millimeters material by a single crusher. The oversize is processed through a cone crusher and delivered to a 750 tonne fine ore bin. The crushed ore is first ground in a rod mill and then in a ball mill. The zinc flotation is by a set of four zinc rougher cells, three scavenger cells and a three stage cleaning circuit. The zinc concentrate is dewatered and held in a storage shed before being truck hauled to our metallurgical plant in Flin Flon.

Tailings generated by the Snow Lake concentrator are deposited in Anderson Lake, which we believe mitigates environmental concerns. We expect that the tailings area will have sufficient volume for the projected mine life.

Balmat Concentrator

The 5,000 ton per day Balmat concentrator was commissioned in 1971. In the past, the Balmat concentrator has produced zinc concentrate that is coarse grained and free from substantial amounts of elements deleterious to the smelting and refining process. The Balmat concentrator returned to commercial production on January 1, 2007.

The Balmat concentrator is adjacent to the Balmat Mine. The Balmat concentrator has a capacity of approximately 1.75 million tons of ore per year including crushing, grinding, flotation, thickening, filtering and drying capabilities and currently only processes the ore from the Balmat Mine. The zinc concentrate produced is shipped by truck and is largely processed at CEZ in Valleyfield, Quebec. Rail service is available at the Balmat site but is not utilized due to the relative proximity of the refinery.

The Balmat concentrator has the flexibility to crush ore directly from the Balmat Mine or introduce ore through a crusher system external to the facility, maintaining the ability to process outside ores. The ore is crushed to one-quarter inch by the gyratory crusher and stored in two fine ore bins, each with a 2,000 ton capacity. The crushed ore is processed through the rod mill, and then the pulp stream is classified via cyclone with the coarse fraction redirected through the ball mill grinding loop. The flotation circuit consists of a talc/lead pre-float, two parallel zinc roughers, one scavenger and a two-stage zinc cleaning circuit. The zinc concentrate is thickened, filtered and dried and held in a storage shed prior to shipment.

The Balmat concentrator has the capacity to process ore from new mineral deposit discoveries in the area as well as to continue to process ore from the Balmat Mine.

The tailings generated by the Balmat concentrator are deposited in the tailings impoundment facility approximately one mile from the facility complying with all pertinent environmental regulations. The tailings impoundment facility is estimated to possess sufficient volume for the projected mine life.

Concentrator Production

The following chart sets forth certain information regarding the total concentrate produced at our concentrators during the years ended December 31, 2007, 2006 and 2005.

		Flin Flon Concentrator December 31,			Snow Lake Concentrator December 31,			Balmat Mine Concentrator December 31,
	Units	2007	2006	2005	2007	2006	2005	2007(1)
Ore Milled	000s tonnes	2,252.6	2,258.1	2,262.6	320.9	325.1	331.4	333.1
Zinc	%	4.4	4.36	4.53	8.29	8.59	9.00	6.90
Copper	%	2.6	2.58	2.14	—	—	—	—
Gold	grams/tonne	2.1	1.99	1.78	—	—	—	—
Silver	grams/tonne	21.6	20.99	18.14	—	—	—	—
Zinc Concentrate	000s tonnes	163.7	161.6	164.4	50.6	53.0	56.6	38.6
Zn grade	%	51.8	51.9	51.5	50.5	51.4	51.3	57.2
Zn recovery to Zn conc	%	85.7	85.1	82.6	96.2	97.6	97.3	95.4
Copper Concentrate	000s tonnes	216.5	218.2	188.9	—	—	—	—
Cu grade	%	24.9	24.9	23.8	—	—	—	—
Cu recovery to Cu conc	%	93.0	93.4	92.8	—	—	—	—
Au recovery to Cu conc	%	68.7	70.7	74.9	—	—	—	—
Ag recovery to Cu conc	%	61.2	63.5	66.3	—	—	—	—

(1)	The Balmat Mine concentrator returned to commercial production on January 1, 2007 and production prior to this date is not shown.

Zinc Plant

Our zinc plant located in Flin Flon, Manitoba produces special high-grade (“SHG”) zinc metal in three cast shapes from zinc concentrate. Our plant is one of four primary zinc producers in North America. We produced 110,520 tonnes of refined cast zinc in 2007. As part of the 777 Project, the capacity of the zinc plant was expanded by 15% to approximately 115,000 tonnes of cast zinc per year, and an additional approximate 15% expansion is possible at comparatively low capital investment.

Both domestic concentrate produced from our mines and purchased concentrate from others are processed at the plant. Purchase concentrate accounted for 3.6% of zinc metal produced at our zinc plant in 2006 while 9.7% of our zinc metal was produced from purchased concentrate in 2007. We expect that volumes of purchased concentrate will increase, including purchased concentrate from Xstrata, which is related to our zinc concentrate sales from our Balmat Mine. We anticipate that any future purchased concentrate requirements will be primarily sourced from North America.

The zinc plant incorporates two-stage zinc pressure leaching. The zinc pressure leach section of the plant uses Dynatec technology to extract zinc from zinc sulphide concentrate. The concentrate is treated in a low acid leach autoclave and a high acid leach autoclave that recovers most of the zinc. The zinc plant also includes solution purification stages and a modern electro-winning cell house designed by Asturiana de Zinc, which uses the largest cathodes in operation. Included in the zinc plant are an oxygen plant, a concentrate handling, storage and regrinding facility, a zinc pressure leach plant, a solution purification plant, a cell house, a casting plant and a zinc storage area with the ability to load trucks or rail cars.

The zinc solutions from the pressure leach plant are treated in a four-stage purification process to remove impurities such as copper and cadmium. Following purification, the solution is pumped to the cell house for electro-winning to produce SHG zinc metal. The cathode zinc is then melted in an induction furnace at the casting plant. The casting plant can produce SHG zinc metal in three sizes, which can also be alloyed as requested by our customers.

The zinc plant has a dedicated leach residue disposal facility. The bulk of the waste material is gypsum, iron and elemental sulphur. Wastewater is treated and recycled through the zinc plant.

The zinc casting plant is certified to ISO 9001 quality management system.

Copper Smelter

At our copper smelter, copper concentrates are processed into anodes, which are then railed to White Pine, where they are refined into market standard copper cathodes.

The copper smelter has an annual capacity of approximately 90,000 tonnes of copper. In 2007, we produced approximately 89,995 tonnes of copper.

Both domestic concentrate from our mines and purchased concentrate from others are treated at the smelter. Approximately 35% and 32% of concentrate treated at our copper smelter in 2006 and 2007, respectively, was purchased concentrate. Concentrate has previously been purchased from a number of North American mines, with the principal supplier being in British Columbia. A frame agreement is in place to supply purchased copper concentrate from our principal supplier in British Columbia through 2008. In November 2005, we entered into an agreement to purchase additional copper concentrate from a mine in Montana. The purchase agreement provides that we can purchase 10% of the Montana mine’s concentrate production, or approximately 13,000 dry metric tonnes in 2006, and 20% of their annual production, or approximately 26,000 dry metric tonnes each year thereafter. This agreement runs to 2015, subject to certain termination rights effective after December 18, 2008.

Copper concentrate is delivered to the smelter by conveyor or rail. The copper smelter includes facilities for concentrate handling and storage, flux blending, roasting, calcine handling, smelting in a reverberatory furnace, processing in converting furnaces, anode refining and casting and rail car loading of anodes.

The concentrate is roasted in one of five 6.6 meter by 9.1 meter roasters to remove approximately half of the sulphur. The resultant calcine is then processed through a reverberatory furnace to produce copper matte. The matte is converted into blister copper in converters and then refined and cast into anode in a wheel mould.

The smelter has procedures to handle all the wastes produced by the process. The roaster gases and gases from other furnaces are passed through electrostatic precipitators to remove dust, which is in part recycled to the furnaces. The slag is deposited in a slag storage area and is used for tailings dam construction.

HudBay’s copper smelter is subject to emission reduction targets set out in a notice issued on April 29, 2006 by the Federal government pursuant to the Canadian Environmental Protection Act. The notice required HBMS to prepare and commence implementation of a pollution prevention plan (“P2 Plan”) that considers annual air release limit targets for sulphur dioxide, particulate matter and mercury emissions.

The P2 Plan was prepared and implementation was commenced as required by October 29, 2006. HBMS also is required to provide annual interim progress reports until the P2 Plan is fully implemented by December 31, 2015. The Company remains committed to the achievement of the emission reduction targets through the P2 Plan, but recognizes that this may present significant technical and economic challenges for the continued operation of, specifically the copper smelter portion of the metallurgical complex, beyond 2015.

Zochem

Zochem is our zinc oxide production facility, located in Brampton, Ontario. Zochem has the capacity to off-take approximately 37,000 tonnes of our zinc metal production per year, buffering our production schedules and inventories against the impact of zinc market cyclicality. In 2007, Zochem was the third largest producer of zinc oxide in North America, accounting for approximately 20% of the North American market.

The Zochem facility has a total capacity of approximately 45,000 tonnes per year of zinc oxide. In 2007, Zochem produced approximately 36,000 tonnes of zinc oxide. The zinc oxide produced by Zochem is sold by CMM.

Zochem is registered to the OHSAS 18001, the ISO 14001 and the ISO 9001 safety, health, environmental and quality management systems.

White Pine Copper Refinery

White Pine processes our copper anode into refined copper cathode with the recovery of precious metals in a saleable slimes product. White Pine is located in the western upper peninsula of Michigan. Pursuant to the exercise of an outstanding option, in January 2006, we completed the purchase of White Pine from the owner, for a total purchase consideration of $17.9 million.

White Pine is the beneficiary of an agreement with the State of Michigan pursuant to which the State of Michigan has covenanted not to take any action against White Pine for cleanup costs at the White Pine property in connection with contamination that existed at the time it acquired the property, including contamination emanating from, or attributable to, such contamination, under certain sections of the Natural Resources and Environmental Protection Act (Michigan). Pursuant to this agreement, White Pine has agreed to certain conditions. Notwithstanding our acquisition of White Pine, this covenant has continued for our benefit.

In 2007, copper cathode production was 68,305 tonnes. In 2007, tankhouse expansion increased cathode copper production by approximately 2,000 tonnes annually. New electrowinning technology is expected to come on line in the first quarter of 2008, which should increase production by approximately 1,100 tonnes annually.

Employees

We had approximately 1,489 regular employees in northern Manitoba and Saskatchewan, as at December 31, 2007, of whom approximately 1,189 were unionized. Employees covered under the collective agreements include steelworkers, machinists and aerospace workers, electrical workers, boilermakers, carpenters, painters, operating engineers and clerical and technical employees. In 1998, HBMS entered into a labour stability agreement in respect of its existing Flin Flon/Snow Lake collective bargaining agreements, whereby the Company and its Unions agreed that any collective agreement expiring prior to July 1, 2012 would be settled by way of binding arbitration in the event that the parties could not otherwise agree to a negotiated contract settlement. This agreement effectively assures no strike or lockout through December 2014. All of the Flin Flon/Snow Lake current collective bargaining agreements will remain in effect until December 31, 2008. We also have a profit sharing plan whereby 10% of HBMS’ earnings (after applicable adjustments) for any given fiscal year will be distributed to eligible employees in the Flin Flon/Snow Lake operations.

Our Zochem division in Brampton, Ontario employed 39 people, as at December 31, 2007, 23 of whom were unionized. Zochem and the Communications, Energy and Paperworkers union are parties to a three-year collective agreement which expires in July 2009.

In addition, we had approximately 227 employees at the Balmat Mine, as at December 31, 2007, 63 employees at White Pine and 13 at our Winnipeg head office, as at December 31, 2007. Unionized employees at White Pine are covered under a collective agreement that expires on January 25, 2010. The employees at our Balmat Mine are not unionized.

Health and Safety

HudBay’s lost time accident frequency rate per 200,000 hours worked increased from 0.96 in 2006 to 1.05 in 2007. Days lost per 200,000 hours worked produced a severity of 24 in 2007 compared to 30 in 2006. Total accident frequency rate per 200,000 hours worked was essentially unchanged at 37.0 in 2007 compared to 37.4 in 2006. Safety statistics include HudBay employees and contractors at all locations.

Principal Products and Marketing

Our primary products are zinc metal, copper metal and zinc oxide. We also produce gold and silver.

We market our metals through an agency agreement with CMM. As at January 1, 2006, we changed our contractual relationship with CMM, our marketing joint venture from a sales relationship to an agency relationship with respect to the marketing of copper and precious metals. Pursuant to this agency relationship, as of December 31, 2005, through HMS we own 100% of our copper and precious metal inventory until its sale to a customer. During the second quarter of 2006, the CMM agency relationship was extended to include zinc, zinc oxide and other associated products. Under the agency contractual relationship, HMS retains title to its metals until sold to third party customers.

Based on targeted marketing, quality products and long-standing customer relationships, we have historically received a gross premium to market prices on zinc and copper metal sales, typically in the range of US$0.025 to US$0.055 per pound of zinc and US$0.01 to US$0.04 per pound of copper. In 2006 and 2007, we have experienced periods when premiums were in excess of this range. Our continuing receipt of these premiums will depend on regional supply and demand within the North American market and the continued success of the marketing efforts of CMM.

Our two primary products of copper and zinc represent approximately 53% and 28% of our total revenue, respectively in 2007. In 2006, copper and zinc represented approximately 55% and 25% of our total revenue, respectively in 2006.

Suppliers and Raw Materials

We spend a significant percentage of our annual consolidated revenue to procure goods and services in support of our business activities. Principal goods and services include copper and zinc concentrate, maintenance and repair parts and services, electricity, fuel and lubricants, ground support materials, explosives, tires, chemical reagents and ventilation supplies. We use suppliers or independent contractors for a portion of our equipment rebuilds and repairs both on and off-site, as well as for construction and reclamation activities and to support computer systems.

In the past, we have purchased copper concentrate from a number of North American mines, with our principal suppliers located in British Columbia and Montana.

Competition

The base metals mineral exploration and mining business is highly competitive. We compete with numerous other companies for the discovery and acquisition of mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purchase of such properties. Some of these companies are substantially larger and have greater financial resources than we do. Our ability to acquire additional mineral reserves in the future will depend not only on our ability to develop and operate our current properties, but also on our ability to identify and acquire suitable producing properties or prospects for base metals development or mineral exploration. We also compete with manufacturers of substitute materials or products for which zinc and copper are traditionally used. For example, steel treated with epoxy resins or paint may be used in place of zinc-based galvanized steel, and aluminium based conductors may be used in place of copper-based conductors. However, due to the metallic properties of zinc and copper, there are few, if any, substitutes for either that are of comparable quality.

Environmental Liabilities

We have a dedicated team of eight engineers and technicians and one administrator at HBMS who are charged with managing our environmental activities and our environmental compliance with all applicable standards and regulations.

Air Quality

On April 29, 2006, the Canadian federal government issued a notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metal smelters and refineries, including zinc plants. The notice sets annual air release targets for sulphur dioxide, particulate matter and mercury as factors to be considered in the preparation of the pollution prevention plans utilizing best available techniques. For our operations, the greatest emission is sulphur dioxide, primarily from our copper smelter. The air release targets are divided into two phases, with the annual sulphur dioxide emission target for our operations reduced from the current 220,000 tonnes per annum to 187,000 tonnes in 2008, and a further reduction to 33,500 tonnes in 2015. The HBMS pollution prevention plan was completed on October 29, 2006 as required.

We expect to achieve the 2008 targets for sulphur dioxide. However, given the lower sulphur dioxide emissions target in 2015, together with other economic challenges (lower treatment charges and the higher costs of fuel), and in the absence of economically viable technological alternatives, we will be assessing the economic viability of our copper smelter on an ongoing basis.

The mercury reduction targets in the notice are consistent with the Canada-wide Standard for Mercury Emissions endorsed by the Manitoba provincial government. Recent studies have confirmed that our current mercury emissions are of a similar order as those reported in recent years. These targets are below our current emissions levels for the specified substances and it is expected that the costs of meeting these targets will be material.

In an effort to improve ambient air quality in the Flin Flon area close to the tailings deposition site, we have placed a slag cover over exposed tailings beaches. Further, our tailings deposition plan has been changed to minimize dusting potential. In early 2007, we completed a planned expansion of the Flin Flon tailings impoundment system, locating it farther away from the local community.

Water Quality

Our operations in Canada have a number of permitted effluent discharges for the various mines and process facilities, regulated both federally and provincially. Tailings impoundment and water treatment systems at both Flin Flon and Snow Lake, as well as mine water treatment facilities, are operated to meet the regulated discharge limits for water quality.

In 2007, there were no minor incidents in which environmental thresholds were exceeded, and there was no environmental regulatory action against HBMS. HBMS’ environmental management systems respond appropriately to minimize the environmental impact of any exceedances that do occur.

At the Balmat Mine, effluent treatment requirements are less due to the mineralogy of the ore, and during prior normal operations State permitted effluent levels were achieved without additional water treatment requirements. However, during the period of care and maintenance when the mine was not operating, a water treatment facility was commissioned to ensure compliance with effluent discharge water quality resulting from mine dewatering activities during winter months. Effluent quality exceedances were encountered in the winter of 2005 and the first quarter of 2006, but there were no exceedances in 2007.

Contaminated Soils and Facilities

Our operations, concentrators, metallurgical facilities and mine sites in the Flin Flon and Snow Lake locations reflect the impact of historic and current operations. We have undertaken some restoration of plant and mine areas which include improvement and waste management programs. Final cleanup and restoration will be undertaken only at closure.

Total undiscounted future cash flows required to settle the decommissioning and restoration asset retirement obligations are estimated to be $65.2 million before adjusting for inflation, market, and credit risk. We have estimated that total reclamation costs relating to the closure of all our operations in Manitoba and Saskatchewan will be approximately $53.9 million, before adjusting for future inflation, market and credit risk and the net present value of these costs are $31.4 million after adjusting for future inflation, market and credit risk. In November 2005, a major Canadian environmental engineering firm completed an evaluation of the closure and reclamation plans and associated costs for these operations. Based on this evaluation, we are satisfied that current financial statement provisions for closure and environmental reclamation obligations in Manitoba, Saskatchewan and elsewhere are appropriate and adequate.

The updated closure and reclamation plans are supported by financial assurance consisting of asset pledges at closure for the Flin Flon metallurgical complex and letters of credit. The 2007 combined value of the financial assurance provided to the Governments of Manitoba and Saskatchewan is estimated to be approximately $45 million to $65 million and is adjusted annually and re-estimated at least every five years. (See “Risk Factors — Reclamation and mine closure costs could adversely affect our cash flow from operations”, page 36.)

Environment, Health, Safety and Business Conduct

Environment Health and Safety

HudBay subscribes to the Mining Association of Canada’s Total Sustainable Mining initiative, which includes the implementation of practices and policies that contribute to the well-being of the environment, the economy and society as a whole, together with the health and safety of employees.

HudBay has achieved significant recognition by being independently certified to the current Occupational Health and Safety Assessment Series (OHSAS) and the International Organization for Standardization (ISO) environmental and quality management systems.

HudBay is also committed to producing and sharing with stakeholders an annual sustainability report, which demonstrates our commitment to continuous measurement and improvement of our environmental, health and safety performance.

HudBay and its subsidiaries explore, mine and produce metals in an environmentally responsible manner, while maintaining a safe and healthy workplace. We are committed to the control of risk to achieve a high level of occupational health and safety and to the protection of the environment.

To fulfill this commitment, we are actively engaged in:

•	developing, implementing and continually improving the effectiveness of safety, health and environmental management systems;

•	meeting and, when practicable, setting targets to surpass all applicable legal and regulatory safety, health and environmental requirements, policies and codes of practice;

•	reducing the risk of injury or occupational health exposure;

•	developing and maintaining a culture of environmental responsibility and an awareness of the primary importance of safety and health;

•	using sustainable processes, practices, procedures and materials that avoid adverse effects on air, water and soil and maintain the environmental health of the communities in which we operate;

•	monitoring effectiveness and reviewing, safety, health and environmental management programs, objectives and targets; and

•	providing adequate resources for safety, health and environmental programs.

Community Engagement

HBMS has played a significant role in the development of Flin Flon, Manitoba (pop. 7,000), Snow Lake, Manitoba (pop. 1,400) and Creighton, Saskatchewan (pop. 2,000). These communities were established to support our mines and plants.

We are committed to enhancing quality of life for local residents by:

•	providing direct and indirect jobs (direct annual payroll of $153 million);

•	contributing to municipal “taxes” (Creighton) and “grants in lieu of taxes” (Flin Flon, Snow Lake) totalling $6.5 million in 2007;

•	contributing directly to capital infrastructure with the City of Flin Flon;

•	sharing plans for exploration on First Nations’ lands and inviting local business service participation;

•	maintaining communication engagement;

•	applying sustainable development concepts to economic diversification; and

•	responding to concerns in a timely fashion.

In 2007, HBMS received a report from Government agencies which contained preliminary data indicating that concentrations of some elements in surface soils around Flin Flon required further study. The Manitoba Chief Medical Officer of Health indicated that the risk to human health is likely low. HBMS, on a voluntary basis and in consultation with Government agencies, has formed a community liaison committee and retained Intrinsik Environmental to carry out the further study. HBMS has committed publicly to working cooperatively with regulators and the public.

Corporate Governance

HudBay recognizes the importance of sound corporate governance practices and is committed to the highest standards of corporate governance. HudBay continues to monitor developments to ensure that its standards remain in compliance with applicable regulatory requirements. As part of its corporate governance program, HudBay has adopted terms of reference for its Board of Directors and committees and has established various policies to enhance HudBay’s corporate governance practices.

Code of Conduct and Business Ethics

HudBay documents the principles of conduct and ethics to be followed by the employees, officers (including, without limitation, the Chief Executive Officer, Chief Financial Officer and other high ranking financial officers) and directors of HudBay and its subsidiaries in its Code of Conduct and Business Ethics (the “Code”). Its purpose is to:

•	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•

promote full, fair, accurate, timely and understandable disclosure in reports and documents that HudBay and its subsidiaries file with, or submits to, the securities regulators and in other public communications made by HudBay and its subsidiaries;

•	promote compliance with applicable governmental laws, rules and regulations;

•	promote the prompt internal reporting to an appropriate person of violations of the Code;

•	promote accountability for adherence to the Code;

•	provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;

•	provide mechanisms to report unethical conduct; and

•	help foster HudBay and its subsidiaries’ longstanding culture of honesty and accountability.

HudBay and its subsidiaries expect all their employees, officers and directors to comply and act in accordance, at all times, with the principles stated above and the more detailed provisions provided in our written comprehensive code (which is available at our website at www.hudbayminerals.com). Violations of the Code by an employee or officer or director are grounds for disciplinary action up to and including immediate termination of employment, officership or directorship.

RISK FACTORS

An investment in our securities is speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. In addition to the risk factors described elsewhere in this AIF, the risk factors that should be taken into account in any investment decision include, but are not limited to, those set out below. Any one or more of these risks could have a material adverse effect on the value of our securities and should be taken into account in assessing our activities.

The market price of metals is volatile.

Our earnings and financial condition depend upon the market prices of metals, which can fluctuate widely. Metal prices ultimately depend on demand in the end markets for which metals are used. The principal end markets for zinc and copper are the steel and automotive industries and the electrical and electronics industries, respectively. These industries, as well as certain other industries that use zinc or copper, are cyclical in nature. Demand is affected by numerous factors beyond our control, including the general level of industrial production, interest rates, the rate of inflation, and the stability of exchange rates, any of which can cause significant fluctuations in zinc and copper prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of zinc, copper and other metals has fluctuated widely in recent years. Future price declines may materially reduce our profitability and could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants), all of which could reduce our cash flow from operations.

Furthermore, a significant decrease in commodity prices may require us to revise our mineral reserve calculations and life-of-mine plans, which could result in material write downs of our investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting our mineral reserve estimates and our financial condition, declining commodity prices can affect operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

We may engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to minimize the effect of declines in metal prices on our operating results. While these hedging activities may protect us, to some extent, against low metal prices, they also limit the price we can receive on hedged products. As a result, we may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract, which could adversely affect our results of operations.

Our operations are subject to currency fluctuations.

As our core operations are located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is tied to market prices for zinc and copper, which are denominated in United States dollars. If the Canadian dollar gains value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit our exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

Increased concentrate costs could adversely affect our operations.

We rely on the availability of reasonably priced copper and, to a lesser extent, zinc concentrate to operate the HBMS metallurgical complex at full capacity. Production of domestic concentrate from the mines has not been sufficient to operate the metallurgical plants at full capacity. As a result, we purchase significant quantities of copper and, to a lesser degree, zinc concentrate from third parties. Our purchases of copper and zinc concentrate may increase significantly in the future as a result of declining production at our mines, which may adversely affect our profitability as processing purchased concentrate is less profitable than processing domestic concentrate.

The availability of concentrate may be influenced by a number of factors, many of which are not within our control, including operational difficulties at the concentrate suppliers’ mines. Shortages of these concentrates have occurred in the past and may occur in the future. While we have contracts in place to purchase zinc concentrate and copper concentrate, no assurance can be given that agreed upon quantities will be provided by the applicable supplier or that, if supplied, they will be sufficient for our purposes. The price we pay for concentrate is dependent upon (i) treatment and refining charges, which are set on the basis of supply and demand for concentrate, and agreed between the vendors of the concentrate and HBMS, and (ii) freight costs of transporting the concentrate to HBMS’ Flin Flon metallurgical complex, both of which can vary significantly. Accordingly, any price increase in, or reduced availability of, concentrate will adversely affect our profitability and the economic viability of our processing operations.

Our revenues will be dependent on our metal production; sustaining current production levels or increasing our mineral production depends on our ability to bring new mines into production and to expand mineral reserves at existing mines.

We generate revenues primarily through the production and sale of metals. Subject to any future expansion or other development, production from existing operations at our mines is expected to decline over the life of mine. In addition, these production estimates and the life-of-mine estimates included in this AIF may vary materially from the actual production from, or productive life of, the subject mines because the feasibility of mining a mineral deposit is largely dependent on market conditions, the regulatory environment, and available technology. As a result, our ability to maintain our current production or increase our annual production of metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines.

Increased energy prices could adversely affect our operations.

Mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices could materially adversely affect our results of operations and financial condition.

The temporary shutdown of any of our operations could expose us to significant costs and adversely affect our access to skilled labour.

From time to time, we may have to temporarily shutdown our copper smelting and/or zinc refining operations or one or more of our mines if they are no longer considered commercially viable. There are a number of factors that may cause our operations to be no longer commercially viable, many of which are beyond our control. These factors include adverse changes in interest rates or currency exchange rates, decreases in the price of zinc or copper or the market rates for treatment and refining charges, increases in concentrate transportation costs, and increases in labour costs. During such temporary shutdowns, we will have to continue to expend capital to maintain the plant and equipment. We may also incur significant labour costs as a result of a temporary shutdown if we are required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary shutdowns may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere. As well, if the copper smelting and/or zinc refining operations are shutdown for an extended period of time, we may be required to engage in environmental remediation of the plant sites, which would require us to incur additional costs. Given the costs involved in a temporary shutdown of our operations, we may instead choose to continue to operate those operations at a loss. This could have a material adverse effect on our results of operations and financial condition.

Disruption of transportation services or increased transportation costs could have a material adverse effect on our business, financial condition and results of operations.

At our mines in northern Manitoba and Saskatchewan, we are dependent upon a single railway and certain short-line rail networks to transport purchased concentrate to our Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing and to our customers. We may have similar dependencies at future mining and processing operations. Disruption of these transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products becomes unavailable, our ability to market our products could suffer. In addition, increases in our transportation costs relative to those of our competitors could make our operations less competitive and could affect our profitability.

We are dependent upon key management personnel and executives.

We are dependent upon a number of key management personnel, including the services of certain key employees. Our ability to manage activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel. We do not maintain “key person” life insurance. Accordingly, the loss of the services of one or more of such key management personnel could have a material adverse effect on us.

Our business will depend on good relations with our employees.

Production at our mining operations depends on the efforts of our employees. Although the labour stability agreement that is in place at our Flin Flon/Snow Lake operations effectively deals with resolving collective agreements that expire prior to July 1, 2012, effectively assuring no strike or lockout through December 2014. There can be no assurance that our business will not suffer from an improper or illegal work stoppage. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or otherwise in our relationship with our employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on our business, results of operations and financial condition.

We face significant environmental risks.

All phases of our operations are subject to environmental regulation in the various jurisdictions in which we operate. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For example, on April 29, 2006, the Canadian federal government issued a notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including our metallurgical complex in Manitoba. The notice sets target emissions for mercury, sulphur dioxide and particulate matter below our current emission levels. There is no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control that may result in a requirement to remediate, which could involve material costs. In addition, environmental hazards may exist on the properties on which we hold interests that are unknown to us at present and that have been caused by previous or existing owners or operators of the properties. We may also acquire properties with environmental risks.

We are committed to compliance with applicable laws, regulations and permitting requirements. However, any failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including us, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, remedial and reclamation obligations, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

We are subject to substantial government regulation.

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although we believe that our exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of our properties. Amendments to current laws and regulations governing our operations and activities or more stringent implementation thereof could have a material adverse effect on our business, financial condition and results of operations.

Estimates of mineral reserves, mineral resources, and projected cash flows may prove to be inaccurate.

There are numerous uncertainties inherent in estimating mineral reserves and the future cash flows that might be derived from their production. Accordingly, the figures for mineral reserves and mineral resources and future cash flows contained in this AIF are estimates only. In respect of mineral reserve and mineral resource estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that a mineral reserve can be mined or processed profitably. In addition, in respect of future cash flows, actual cash flows may differ materially from estimates. Estimates of mineral reserves and mineral resources, and future cash flows to be derived from the production of such mineral reserves and mineral resources, necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of our mineral reserves and mineral resources in this AIF, including classifications thereof based on probability of recovery, and any estimates of future cash flows expected from the production of those mineral reserves and mineral resources, prepared by different engineers or by the same engineers at different times may vary substantially. The actual volume and grade of mineral reserves mined and processed, and the actual cash flows derived from that production, may not be as currently anticipated in such estimates. If our actual mineral reserves and mineral resources or cash flows are less than our estimates, our results of operations and financial condition may be materially impaired.

Uncertainty Relating to Inferred Mineral Resources.

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Mining operations are inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business; insurance may not cover these risks and hazards adequately or at all.

Mining operations, including the exploration and development of mineral deposits, generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of zinc metal and copper metal including: adverse environmental conditions; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mines and other producing facilities, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, delays in mining, monetary losses and potential legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liabilities.

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, we may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards that may not be insured against or that we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We are required to obtain government permits in order to conduct mining operations.

Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits may be required in the future. We must obtain and maintain a variety of licences and permits including air quality control, water, electrical and municipal licences. The duration and success of our efforts to obtain permits are contingent upon many variables outside of our control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed our estimates or that we will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

We are exposed to credit risk from customers of our copper, zinc, zinc oxide and precious minerals by providing credit in the normal course of operations and in connection with certain derivative contracts.

We mitigate credit risk by carrying out credit evaluations on our customers, making a significant portion of sales on a cash basis and maintaining insurance on accounts receivable. If customers default on the credit extended to them, results of operations could be materially adversely affected. Further, we enter into offsetting derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we are further exposed to credit risk.

Tax attributes.

The Company has significant income and mining tax attributes available to it. Significant portions of the future income tax asset and mining tax asset have been recorded as assets on the balance sheet. These tax attributes may be subject to review and assessment in the normal course by applicable taxation authorities, which could affect the Company’s ability to recognize the benefits of these assets and the Company’s obligations to pay taxes.

Joint ventures.

The Company may enter into one or more joint ventures in the future. Any failure of any joint venture partner to meet its obligations could have a material adverse effect on such joint ventures. In addition, the Company may be unable to exert influence over strategic decisions made in respect to properties subject of such joint ventures.

The costs of compliance with climate change initiatives could have a material adverse effect on our operations.

Through its proposed Clean Air Act, the Government of Canada has indicated its intent to regulate greenhouse gas emissions. In addition, the Government of Manitoba has committed to take action in response to climate change through a Manitoba-California memorandum of understanding signed on December 14, 2006. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on our results of operations and our competitive position.

Reclamation and mine closure costs could adversely affect our cash flow from operations.

In view of the uncertainties concerning future removal and site restoration costs on our properties, including those held by HBMS, the ultimate timing of and costs for future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Any future changes to our reclamation and mine closure costs (either in our estimates or in the actual costs) could have a material and adverse effect on our future operating results.

In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Currently, the security that we provide to the governments of the Provinces of Saskatchewan and Manitoba consists of the equipment, buildings and fixtures located at the HBMS metallurgical complex and additional security in the form of letters of credit in the aggregate amount of $13 million. However, the Provinces may require further financial assurances. To the extent that the value of the collateral provided to the Provinces is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. We may not have sufficient capital resources to further supplement our existing security.

Although we accrue for future closure costs, we do not reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash costs when we are required to close and restore mine sites that may, among other things, affect our ability to satisfy our obligations under our indebtedness or other contractual commitments. Given the significance of these cash costs, we may not be able to fund them with cash from our operating activities or other available capital resources. We cannot assure you that we will be able to obtain financing on satisfactory terms to fund these costs. If we are unable to fund the removal and site restoration costs, regulatory authorities may foreclose on the collateral securing those obligations. We may not have sufficient capital resources to further supplement our existing security. Additionally, any capital resources that we do utilize for this purpose will reduce the resources available for our operations and commitments, including satisfying our obligations on the Notes.

Our exploration activities may not result in discoveries of commercial quantities of ore.

The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if we identify and acquire an economically viable ore body, several years may elapse from the initial stages of development. We may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, we cannot assure you that our exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Title to some of our mineral properties may be challenged or defective.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

Restrictive covenants in our revolving credit facility and any other debt instrument may prevent us from pursuing business activities that could otherwise improve our results of operations.

Pursuant to our revolving credit facility, we must maintain certain financial ratios and satisfy other non-financial maintenance covenants. Our ability to comply with these restrictive covenants and financial ratios will depend on our future performance, which may be affected by events beyond our control. Our failure to comply with any of these restrictive covenants or financial ratios will result in a default under the particular debt or swap agreement, which could permit acceleration of the indebtedness under that agreement and, in some cases, the acceleration of indebtedness under other agreements that contain cross-default or cross-acceleration provisions. If we are unable to repay amounts owed under the terms of the credit or swap agreements, these affected parties may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings.

We may not be able to acquire desirable mining assets in the future.

One of our strategies is to grow our business by acquiring attractive, quality mining assets. We expect to selectively seek strategic acquisitions in the future. However, there can be no assurance that suitable acquisition opportunities will be identified. Further, restrictive covenants in our current or future debt instruments may restrict and limit our ability to pursue future acquisitions. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to us may be limited by the number of attractive acquisition targets, internal demands on our resources, competition from other mining companies and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all.

Intense competition could reduce our market share or harm our financial performance.

The mining industry is intensely competitive and we compete with many companies possessing greater financial and technical resources than we possess. Since mines have a limited life, we must compete with others who seek mineral reserves through the acquisition of new properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. Many competitors not only explore for and mine base metals, but conduct refining and marketing operations on a global basis. Such competition may result in us being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties. We also compete with manufacturers of substitute materials or products for which zinc and copper are typically used. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

Market Price of Common Shares.

The Company’s share price may significantly be affected by short-term changes in commodity prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Sales of Common Shares by Existing Shareholders.

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares of the Company can be resold without material restriction.

Potential for conflicts of interest.

Certain directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matters in which such directors may have a conflict of interest with or which are governed by the procedures set forth in the Canada Business Corporations Act and any other applicable law.

INDUSTRY REGULATION

Land and Mineral Rights

Our mining interests are governed by the laws of the jurisdiction in which the mining interests are located. We have interests in mining interests that are held as freehold titles, mineral claims, mineral leases, mineral surface leases, exploration licenses, quarrying dispositions, quarry leases, quarry surface leases, casual quarry permits, surface leases, surface permits, Order-in-Council leases, leases of Crown lands or minerals, transmission leases, general permits and miscellaneous leases relating to Crown lands. The rights applicable to such interests are described, circumscribed, limited, restricted and qualified by the laws of the jurisdiction applicable to such interests, and by the terms of the grant of such interests. Royalty payments may be required to be paid on mineral leases.

Manitoba

Manitoba mineral leases are granted, under The Mines and Minerals Act (Manitoba) and the Mineral Disposition and Mineral Lease Regulation, 1992 (Manitoba), for terms of 21 years. Upon application, a lessee is entitled to the renewal of the lease for further terms of 21 years if, at the time of the application for renewal, the lessee is in compliance with The Mines and Minerals Act and the terms and conditions of the mineral lease. In general, a mineral claim grants the right to explore, a mineral lease grants the right to extract and surface leases or permits grant the right to construct surface infrastructure.

The annual lease rental rate for a mineral lease in production is currently $10.50 per hectare per year. There is also a work commitment of at least $1,250 per hectare to be carried out during the preceding term of the lease in order to apply for a renewal of the lease. Order in Council Leases have an annual rental rate of $10.50 per hectare plus an annual lease tax of $10 per lease with no required work commitments. There are no other charges required to maintain mineral or Order in Council leases.

Prior to obtaining a mineral lease in Manitoba, the applicant must hold the mineral claims in accordance with regulatory requirements, hold a valid prospecting licence and be registered to carry on business in Manitoba.

The cost associated with a mineral prospecting license, if issued to a corporation, is $257.00. Costs for mineral claims include a one time recording fee of $14.00 per claim, annual work expenditure requirements of $12.50 per hectare for each of the second to tenth year; and $25.00 per hectare after the tenth year and an annual assessment work filing fee of $12 per claim per year. A claim may be converted to a lease with an application fee of $239 per lease.

Costs associated with mineral exploration licenses include a one time $359.00 application fee plus a $0.50 per hectare cash deposit, expenditure requirements of $1.25 in the first year of the license, $5.00 per hectare in the second year, $7.50 per hectare in the 3rd year, $10.00 per hectare in the 4th year of the license, $12.50 per hectare in the 5th year of the license and $15.00 per hectare in the 6th year of the license. Any part of an existing Exploration License may be converted to a claim.

A mineral lease includes and is subject to a reserve, in favour of the Province, of royalties in respect of minerals that are produced under the lease. The royalty reserved to the Province in respect of a mineral must be calculated in accordance with the regulations. However, no royalties will be paid in respect of a mineral for which a royalty would otherwise be payable, if a tax is payable under The Mining Tax Act (Manitoba).

Saskatchewan

Saskatchewan mineral rights for provincial mineral lands are granted under The Crown Minerals Act (Saskatchewan) and The Mineral Disposition Regulations, 1986 (Saskatchewan). In general, a mineral claim grants the right to explore, a mineral lease grants the right to extract, and a surface lease or permit grants the right to construct surface infrastructure.

The term of a mineral lease is 10 years, renewable for a further term of 10 years if the holder has complied with The Crown Minerals Act (Saskatchewan) and associated regulations.

Annual work expenditure requirements for a non producing mineral lease of $25 per hectare are payable in each of the first ten years of the lease, with a minimum of $400 per lease; $50 per hectare in years 11 through 20 of a renewed lease, with a minimum of $800 per lease; and $75 per hectare thereafter, with a minimum of $1,200 per lease. Prior to obtaining a mineral lease in Saskatchewan, the applicant must hold a valid mineral claim covering the lease area.

The costs associated with a claim to explore provincial mineral lands include: a recording fee of $0.30 per hectare with a minimum of $10; expenditure requirements of $12 per hectare in claim years two through 10, with a minimum of $192 per claim; and $25 per hectare for each claim year after year 10, with a minimum of $400 per claim. A claim may be converted into a lease with a recording fee of $100 per lease. HudBay does not hold any exploration permits in Saskatchewan.

Royalty payments are payable under a lease of provincial mineral land upon or in respect of all materials produced, saved or recovered from, or allocated under a unitization agreement to any provincial mineral lands.

New York State

The extraction of minerals in New York State is governed by the New York State Mined Land Reclamation Law and the rules and regulations adopted thereunder. A Mined Land Reclamation Permit must be obtained from the

Division of Mineral Resources of the Department of Environmental Conservation (“DEC”) in order to extract minerals from land within the state. Such permits are issued for annual terms of up to five years and may be renewed upon application. Permit-holders must submit annually to the DEC a fee based upon the total acreage covered by the permit, up to a maximum of US$4,000 per year.

Land surface rights for the purpose of construction of buildings and for other purposes are purchased from landowners, and SLZ owns the surface rights to lands where the surface facilities of the Balmat mine, concentrator and tailings impoundment are located.

In New York State, mineral rights were part of the surface right title granted to the original owner and are deeded in real property transactions. Mineral rights may be reserved during property transactions or they may be transferred (severed) at the time of a real property transfer. Such reservations often date back to the early 1800’s. Mineral rights may or may not be subject to property taxes depending on the town taxing authority. The interest in mineral rights for a particular parcel is commonly divided. For example, in the Town of Fowler, it is common to have one party own  4/5 (80%) of the mineral rights, and have a second party own the remaining  1/5 (20%) interest.

Mineral rights may be acquired from the owner by lease, option or purchase. Leases may be renewable and also may be subject to the payment of royalties to the land owner. (See “The HudBay Mine of Northern New York – Location”, page 19.)

Environmental Regulation

The mining industry is subject to extensive regulation by federal, state, provincial and local authorities as to matters including, but not limited to:

•	employee health and safety;

•	air quality;

•	water quality and availability;

•	the protection and enhancement of the environment (including the protection of plants and wildlife);

•	the generation, handling, use, storage, transportation, release, disposal and clean-up of regulated materials, including wastes; and

•	the reclamation and restoration of mining properties after mining is completed.

Our mining operations are regulated primarily by provincial and state legislation, although we must also comply with applicable federal legislation and local by-laws.

The jurisdictions in which we operate have stringent environmental legislation and requirements. These laws require regulatory approval of many aspects of our mining and production operations. The construction, development and operation of a mine entails compliance with applicable environmental legislation and the obtaining of various permits, licences and approvals from various governmental authorities, which can include costly and time consuming environmental impact assessments. In addition, legislation requires that sites be closed and reclaimed to the satisfaction of provincial authorities. A breach of environmental legislation (including permits, licences and approvals) may result in the imposition of fines, other penalties, clean-up orders or the interruption of our activities, which could have a material adverse effect on our operations.

HudBay’s capital, decommissioning and operating costs in 2007 directly related to environmental protection requirements were approximately $ 17.5 million. The impact of these requirements on our earnings in 2007 was $13.7 million. In 2007, there were no other significant financial and operational effects, or effects on our competitive position, of complying with these environmental protection requirements. In 2008, we expect to process less purchased copper concentrates than in 2007. This change is in consideration of the Government of Canada’s 2008 air release targets. No further changes to the new annual air release targets are expected until 2015. Beyond the lower production from purchased concentrates, it is unforeseeable at this time whether the financial and operational effects (including capital expenditures) of environmental protection requirements will remain the same or increase in future years.

Provincial Environmental Legislation

In general, Manitoba and Saskatchewan have similar environmental legislation. Both Manitoba and Saskatchewan have requirements for environmental impact assessments of certain new projects or major expansions. These assessments typically involve extensive stakeholder consultation, including public advertising and input. Each province also has its own legislation with respect to heritage and cultural resources, the handling and transportation of dangerous goods and site remediation and reclamation.

In Manitoba, air emissions from our metallurgical complex are governed by the Inco Limited and Hudson Bay Mining and Smelting Co., Limited Smelter Complex Regulation (the “HBMS Regulation”), made under The Environment Act (Manitoba) (the “EA”). The HBMS Regulation sets maximum levels of sulphur dioxide emissions and particulate emissions that HBMS may emit. The HBMS Regulation also sets requirements for ambient air monitoring, stack sampling, and particulate emission monitoring and measurement.

Under The Mines and Minerals Act (Manitoba), before the holder of a mineral lease in Manitoba may commence mining, the holder must first submit a mine closure plan. A mine closure plan sets out a program for protection of the environment during the life of a project and for rehabilitation of the project site upon closing of the project, which includes the provision of security to the Province for performance of rehabilitation work in accordance with an approved mine closure plan.

In Saskatchewan, environmental matters relating to mining operations are governed primarily by The Clean Air Act (Saskatchewan) (the “CAA”), The Environmental Management and Protection Act, 2002 (Saskatchewan) (the “EMPA”) and the Mineral Industry Environmental Protection Regulations, 1996 (Saskatchewan) (the “MIEP”) made under the EMPA. The CAA and EMPA and their regulations require permits and approvals for the operation of any facility that discharges a pollutant into the environment. Under the MIEP, the Saskatchewan government also regulates the decommissioning, abandonment and reclamation of a mine or operation and requires that an assurance fund be established to ensure the completion of the decommissioning and reclamation of the mining site. We have entered into security agreements in favour of the Provinces of Saskatchewan and Manitoba, whereby we have pledged certain HBMS mining assets as collateral to cover decommissioning costs. The recently-proclaimed Reclaimed Industrial Sites Act (Saskatchewan) (the “RISA”) provides for Saskatchewan to require an additional payment for monitoring and maintenance of a closed site at the time that the site reverts to the Crown. Costs associated with compliance with the RISA could be material.

In Ontario, environmental matters related to the Zochem plant are primarily governed by the Environmental Protection Act (Ontario) (“EPA”), Ontario Water Resources Act (“OWRA”) and the regulations thereunder. The EPA regulates discharges to the natural environment including air, land, noise, odour and vibration. The EPA also regulates waste handling, storage, disposal and transportation. The OWRA regulates discharges to surface and ground water. Zochem may be required under either or both the EPA and the OWRA to obtain certain permits and certificates relating to, among other things, the storage of hazardous products, storm water management and water use. Both the EPA and the OWRA provide for penalties and clean-up orders to be levied in the event of non-compliant discharges as well as for contamination which is likely to cause an adverse effect to the natural environment.

Federal Environmental Legislation

We must comply with the Canadian Environmental Protection Act, 1999 (“CEPA”), which regulates certain restricted and prohibited substances and can require the preparation of pollution prevention plans. Emissions to water from our mining operations are regulated by the Fisheries Act and Metal Mines Effluent Regulation (“MMER”). On April 29, 2006, the Canadian federal government issued a notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metals smelters and refineries and zinc plants, including our metallurgical complex. The notice sets target emissions for mercury, sulphur dioxide and particulate matter below our current emission levels.

The federal Canadian Environmental Assessment Act (“CEAA”) requires that an environmental impact assessment be conducted with respect to certain proposed projects. Projects that are subject to CEAA include projects requiring the disposition of federal lands and projects requiring federal approvals.

Zinc and copper mining frequently involves crossing, impounding, diverting and using surface waters. Such activities can require approval under federal legislation, such as the Fisheries Act (Canada) for the construction of a project that may result in the harmful alteration of fish habitat, or the Navigable Waters Protection Act (Canada) if the water course is navigable by watercraft.

U.S. Legislation

Our United States mining and exploration activities are subject to various federal, state and local laws and regulations governing the protection of the environment, waste disposal, use of toxic substances, mine and worker health and safety and other matters, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Emergency Planning and Community Right-to-Know Act, the Endangered Species Act, the Federal Land Policy and Management Act, the National Environmental Policy Act, and related New York and Michigan state laws. These laws and regulations are complex, continuously evolving and have tended to become more stringent over time. These laws typically require us to maintain various federal and state air, water quality and mine reclamation permits. Failure to comply with applicable environmental and health and safety laws, regulations and permits can result in injunctions, damages, suspension or revocation of permits and the imposition of penalties. Moreover, some of these laws impose liability for a release of hazardous substances into the environment on current and former owners and operators of a property where the release occurred, in some cases even where the release was caused by a third party, and on entities that disposed of, or arranged for the disposal of hazardous substances at a property, notwithstanding that the original disposal activity accorded with all regulatory requirements.

Regulatory approval of a detailed plan of operations and a comprehensive environmental impact assessment is required prior to initiating mining or processing activities or for any substantive change to previously approved plans. In order to conduct mining operations, we will be required to obtain performance bonds related to environmental permit compliance. These bonds may take the form of cash deposits or, if available, could be provided by outside insurance policies. We may be required to prepare and present to federal, state, or local authorities data pertaining to the effect or impact that any proposed exploration or mining activity may have upon the environment. All requirements imposed by any such authorities may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. In addition, specific statutory and regulatory requirements and standards must be met throughout the life of the mining or processing operations in regard to air quality, water quality, fisheries and wildlife protection, archaeological and cultural resources, solid and hazardous waste management and disposal, the management and transportation of hazardous chemicals, toxic substances, noise, community right-to-know, land use and reclamation. We are currently in compliance in all material respects with all applicable environmental laws and regulations.

We own or operate properties, or have previously owned or operated properties, used for industrial purposes. Use of these properties may subject us to potential material liabilities relating to the investigation and cleanup of contaminants and claims alleging personal injury or property damage as the result of exposure to, or release of, hazardous substances.

Although greenhouse gas emissions from our operations are currently not regulated by federal or state law, there are bills in the U.S. Congress to impose emission limits on a broad range of industries. Moreover, the State of Michigan is a party to the Midwestern Greenhouse Gas Reduction Accord. At this time, however, it is unclear whether our operations will be subject to greenhouse gas reduction requirements pursuant to the accord. We continue to monitor legislative developments in this area.

We are also required to comply with the safety and health standards of the Mine Safety and Health Act and the New York Department of Labor as they relate to mine safety and training. We participate in the Mine Safety and Health Administration program in an effort to reduce the incidence and severity of lost time and other non-fatal injuries to our mine employees.

Municipal By-laws

We are also subject to local laws, including by-laws passed by local municipalities relating to local land use, rural road closures, storm run-off and sanitary discharges and nuisance situations.

Kyoto Protocol

The processing of zinc and copper results in the production of various combustion products including carbon compounds. Canada, as a party to the United Nations Framework Convention on Climate Change (the “Convention”) and the subsequent implementation protocol that was adopted in 1997 (known as the “Kyoto Protocol”), has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. One of the greenhouse gases of concern is carbon dioxide, which results from zinc and copper production. Many other countries are also parties to the Convention and the Kyoto Protocol and have similar intentions to limit greenhouse gas emissions. The Kyoto Protocol came into effect in Canada in February 2005.

Environmental Management and Compliance

We have established a comprehensive environmental management program directed at environmental protection. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures.

We believe that we are in material compliance with all applicable environmental legislation. We believe that all approvals currently required to conduct our current mining operations have been obtained. Given the nature of the extensive and comprehensive regulatory requirements, violations during mining operations inevitably occur from time to time. We have been cited for few environmental violations, none of which have had a material adverse effect on the environment, our ability to continue any operation or on our financial condition.

We may be required to prepare and present to federal, provincial or local authorities data relating to the impact that a proposed development or existing zinc and copper mine may have on the environment. Such requirements could prove costly and time-consuming and could delay commencing and continuing exploration or production operations.

Future legislation and administrative regulations may further emphasize the protection and enhancement of the environment and, as a consequence, our activities may be even more closely regulated. Such legislation and changes to legislation, as well as future interpretations of laws and increased enforcement, may result in increased capital and/or operating costs as well as delays, interruptions or a termination of operations, the extent of which cannot be predicted.

Health and Safety and Labour Regulations

The Act Respecting Hudson Bay Mining and Smelting Co., Limited (Canada) was enacted in 1947, placing HBMS under federal jurisdiction. As a result, HBMS is governed by federal labour legislation and must report annually under the Employment Equity Act (Canada).

The Act Respecting Hudson Bay Mining and Smelting Co., Limited was amended to delegate safety and health matters to the Manitoba government and, as a result, the following pieces of Manitoba legislation apply to HBMS: The Workplace Safety and Health Act (Manitoba), The Manitoba Hydro Act (Manitoba), The Fires and Prevention and Emergency Response Act (Manitoba), The Gas and Oil Burner Act (Manitoba), The Elevator Act (Manitoba) and The Steam and Pressure Plants Act (Manitoba). As a result, generally, labour matters are regulated federally and workplace safety and health is regulated provincially.

Aboriginal Rights

Canadian courts have recognized that Aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of Aboriginal title and will depend upon, among other things, the nature and extent of prior Aboriginal use and occupation. The courts have encouraged the federal and provincial governments and Aboriginal peoples to resolve rights claims through negotiation of treaties. In Manitoba and Saskatchewan there are many treaties in place. Aboriginal rights and claims are currently handled primarily under the terms of those treaties.

Electric Utility Industry

The electric utility industry is subject to extensive regulation regarding the environmental impact of electricity generation activities. Future legislation changes could increase the price at which electrical power is available to us and, as a result, could increase our costs of zinc and copper production.

MINERAL POTENTIAL OF OUR MATERIAL PROPERTIES

HudBay Mines

Mineral Reserves and Mineral Resources

The 2008 estimated measured and indicated mineral resource and the estimated inferred mineral resource were prepared under the supervision of Kimberley Lau, B.Sc., P.Geo, who is employed by our HBMS subsidiary, as Superintendent, Mining Technical Services and who is a Qualified Person under NI 43-101. The 2008 estimated mineral reserve and the estimated diluted, recovered and economically tested inferred mineral resources have been prepared under the supervision of Gerald Beauchamp, B.Sc., P.Eng., who is employed by our HBMS subsidiary, as Senior Mines Analyst and who is a Qualified Person under NI 43-101.

To estimate mineral reserves, measured and indicated mineral resources were first estimated in a 12-step process, which includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots and restrictive kriging to establish continuity and model validation. The resultant estimates of measured and indicated mineral resources are then converted to proven and probable mineral reserves by the application of mining dilution and recovery, as well as the determination of economic viability using historical operating costs. Other factors such as depletion from production are applied as appropriate. Long term metal prices, including premiums, used to determine economic viability of the 2008 mineral reserves were US$550/oz. gold, US$11.00/oz. silver, US$1.45/lb copper and US$0.75/lb. zinc.

Estimate of HudBay Mineral Reserves(1)(2) – January 1, 2008

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777
Proven	4,464,700	2.4	25.7	3.1	4.0
Probable	11,224,300	2.2	29.9	2.1	5.0
Trout Lake
Proven	1,535,000	1.3	13.7	2.0	4.1
Probable	831,800	1.7	21.8	2.1	4.7
Chisel North
Proven	528,700	—	—	—	9.3
Probable	879,400	—	—	—	6.8
Balmat
Proven	1,000,100	—	—	—	9.5
Probable	890,400	—	—	—	10.8

Total Proven	7,528,500
Total Probable	13,825,900
Total Mineral Reserve	21,354,400

(1)	The zinc price used for mineral reserve estimation was US$0.75 per pound, the copper price was US$1.45 per pound, the gold price was US$550 per ounce and the silver price was US$11.00 per ounce.
(2)	The estimate as at January 1, 2008 was prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines

Estimated Inferred Mineral Resources(1) – January 1, 2008

Mine	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777	1,456,200	1.8	26.9	1.3	4.2
Trout Lake	299,900	0.8	4.0	2.3	0.7
Chisel North	272,100	—	—	—	5.5
Balmat	1,442,300	—	—	—	12.8

Total Resources	3,470,500

(1)	Diluted, recovered and economically tested.

Estimated inferred mineral resources within our mines were estimated by a similar 12-step process, used to estimate measured and indicated resources. The inferred mineral resources tabulated above and contained in our mines are compliant with the requirements of NI 43-101 and additionally have had dilution and recovery applied and have been economically tested using the same historical costs and long term metal prices as those used for the estimation of the mineral reserves.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources. This AIF uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DIVIDENDS

We have never paid a dividend or distribution on the Common Shares and we have made no decision to do so in the immediate future. The actual timing, payment and amount of any dividends paid by us will be determined by the board of directors from time to time based upon, among other things, our cash flow, results of operations and financial condition, our need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

We are authorized to issue an unlimited number of Common Shares of which there were 126,419,278 issued and outstanding as of March 14, 2008.

Holders of Common Shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefore and upon our liquidation, dissolution or winding up are entitled to receive on a pro-rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

We are authorized to issue an unlimited number of Preference Shares, none of which were issued and outstanding as of March 14, 2008.

Preference Shares may from time to time be issued and the directors may fix the designation, rights, privileges, restrictions and conditions attaching to any series of Preference Shares. Preference Shares shall be entitled to preference over the Common Shares and over any other of our shares ranking junior to the Preference Shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs. Preference Shares may be convertible into Common Shares at such rate and upon such basis as the directors in their discretion may determine. No holder of Preference Shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of Preference Shares will be entitled to one vote in respect of each Preference Share held. Holders of Preference Shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized Preference Shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the Preference Shares, exchange, reclassify or cancel Preference Shares, or create a new class of shares equal to or superior to the Preference Shares.

Warrants

The Warrants were created and issued pursuant to a warrant indenture (the “Warrant Indenture”) between us and Equity Transfer Services Inc., as warrant agent thereunder (the “Warrant Agent”). The following summary of certain provisions of the Warrant Indenture is not complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

Every 30 Warrants entitle the holder to purchase one Common Share at a price of $3.15. The exercise price and the number of Common Shares issuable upon exercise are both subject to standard anti-dilution provisions. Warrants are exercisable at any time prior to 5:00 p.m. (Toronto time) on December 21, 2009, after which time the Warrants will expire and become null and void. Under the Warrant Indenture, we are entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights that a holder of Common Shares would have.

As of March 14, 2008, we had an aggregate of 22,521 Warrants issued and outstanding, which were exercisable for approximately 750 Common Shares.

Rights

The fundamental objectives of the shareholder rights plan, implemented under the terms of a shareholder rights plan agreement (the “Shareholder Rights Plan”) between the Company and Equity Transfer Services Inc. dated as of November 9, 2004 and amended and restated on May 1, 2007 and May 31, 2007 and ratified by our shareholders on May 31, 2007 is to provide adequate time for our board of directors and shareholders to assess an unsolicited take-over bid for us, to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

One right (“Right”) has been issued by us in respect of each Common Share that is currently outstanding, and one Right will be issued in respect of each Common Share issued during the balance of the term of the Shareholder Rights Plan (which term expires at the completion of HudBay’s annual shareholders’ meeting in 2010). The Rights will separate from the Common Shares and will be exercisable 10 trading days after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan. The complete Shareholder Rights Plan is available on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

Price Range And Trading Volume

Our Common Shares are listed on the TSX under the symbol “HBM”. The volume of trading and the high and low closing price of our Common Shares, during the periods indicated are set forth in the following table.

Period	High	Low	Volume
	($)	($)	(Shares)
2007
January	22.81	20.03	35,765,900
February	24.88	20.55	38,174,600
March	22.98	18.65	40,277,200
April	22.24	20.22	35,020,300
May	26.75	20.75	59,197,100
June	25.68	21.15	30,344,700
July	29.63	23.50	41,402,900
August	26.94	19.91	43,266,200
September	27.27	23.45	30,703,900
October	27.74	24.25	27,410,700
November	26.94	18.45	30,599,400
December	21.65	18.55	21,016,400

On March 14, 2008, the last day on which the Common Shares traded prior to the date of this AIF, the closing price of our Common Shares on the TSX was $17.26 per share.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position and principal occupation of each person as at March 14, 2008 who is one of our directors and/or executive officers.

Name and Province of Residence	Position with the Company	Principal Occupation
M. NORMAN ANDERSON (1)(2)(3) (4) British Columbia, Canada	Chairman since January 24, 2008 Director since December 21, 2004(5)	President of Norman Anderson & Associates

ALLEN J. PALMIERE (3) Ontario, Canada	President and Chief Executive Officer since January 24, 2008; Chairman from December 21, 2004 to January 24, 2008; Director since December 21, 2004(5)	President and Chief Executive Officer of the Company

DR. LLOYD AXWORTHY (3) Manitoba, Canada	Director since June 1, 2006(5)	President and Vice Chancellor, University of Winnipeg

JOHN H. BOWLES (1) (2) (4) British Columbia, Canada	Director since June 1, 2006(5)	Corporate Director

RONALD P. GAGEL (1) (2) (4) Ontario, Canada	Director since May 4, 2005(5)	Senior Vice President and Chief Financial Officer of FNX Mining Company Inc.

BRAD LANTZ Manitoba, Canada	Vice President, Mining Division	Vice President, Mining Division of the Company

ALAN T.C. HAIR Manitoba, Canada	Vice President, Metallurgy, Safety, Health and Environment	Vice President, Metallurgy, Safety, Health and Environment of the Company

JEFFREY A. SWINOGA Manitoba, Canada	Vice President Finance and Chief Financial Officer	Vice President Finance and Chief Financial Officer of the Company

BRIAN D. GORDON Manitoba, Canada	Vice President and General Counsel	Vice President and General Counsel of the Company

TOM A. GOODMAN Saskatchewan, Canada	Vice President, Technical Services and Human Resources	Vice President, Technical Services and Human Resources of the Company

(1)	Member of the Compensation Committee. Mr. Gagel is the Chair of the Committee.
(2)	Member of the Corporate Governance and Nominating Committee. M. Norman Anderson is the Chair of the Committee.
(3)	Member of the Environmental, Health and Safety Committee. Mr. Anderson is the Chair of the Committee.
(4)	Member of the Audit Committee. Mr. Bowles is the Chair of the Committee.
(5)	The term of office for each director of the Company will expire upon the completion of the next annual meeting of shareholders of the Company.

As at March 14, 2008, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 52,000 Common Shares, representing less than 1% of the total number of Common Shares outstanding.

Each of the foregoing individuals has held his present principal occupation, other office or position with the same firm set opposite his name for the past five years, except for: Mr. Palmiere who, from October 1993 to May 2003, was chief financial officer of Zemex Corporation, from October 2005 to September 2006 was Executive Chairman of Barplats Investments and since December 2003 has served as President and Chief Executive Officer of Silk Road Resources; Mr. Axworthy, who was CEO of Liu Institute for Global Issues, University of British Columbia from September 2000 to April 2004; Mr. Bowles, who retired as Partner of PricewaterhouseCoopers in June 2006; Mr. Gagel, who, from January 1999 to December 2004, was Vice-President and Chief Financial Officer of Aur Resources Inc. and Vice-President and Chief Financial Officer of FNX Mining Company Inc. from June 2005 to March 2006; Mr. Swinoga who, from March 2003 to October 2005, was Assistant Treasurer, Finance of

Barrick Gold Inc.; Mr. Goodman who, from December 2003 to December 2004, was Vice President Technical Services and Human Resources of HBMS and from February 2003 to December 2003, was Vice President Projects of HBMS; and Mr. Lantz, who was the 777 Mine Manager with HBMS from September 2002 to August 2007.

The following is a brief biography of each individual who currently is one of our directors and/or officers.

M. Norman Anderson—Chairman and Director. Mr. Anderson was appointed Chairman of the Company on January 24, 2008. He has been involved in the mining industry for over 50 years and is the former Chairman and Chief Executive Officer of Cominco Ltd. Currently, Mr. Anderson is President of the management consulting firm of Norman Anderson & Associates. He has been active in consulting, particularly due diligence consulting and evaluations for financial institutions and mining companies, since 1987. He holds a Bachelor of Science in Geological Engineering from the University of Manitoba in Winnipeg, Manitoba. Mr. Anderson is a director of Compania de Minas Buenaventura S.A. and Rare Element Resources Ltd.

Allen J. Palmiere—President, Chief Executive Officer and Director. Mr. Palmiere was appointed President and Chief Executive Officer of the Company on January 24, 2008. He had previously served as Chairman of the Board of Directors from December 2004 to January 2008. Mr. Palmiere is a Chartered Accountant and has served in senior management financial supervisory capacities in the mining industry most of his career. In the past, Mr. Palmiere has been Treasurer of Northgate Exploration Ltd.; President, Chief Executive Officer and Chief Financial Officer of Breakwater Resources Ltd.; Chief Financial Officer of Zemex Corporation; and Executive Chairman of Barplats Investments Limited. He is a member of the board of directors of Constellation Copper Corporation and the Chair of its audit committee. He also serves as the President, Chief Executive Officer and a director of Silk Road Resources Ltd. He holds a Bachelor of Commerce from the University of British Columbia.

Dr. Lloyd Axworthy—Director. Dr. Axworthy has served as the President and Vice-Chancellor of the University of Winnipeg since May 2004. Dr. Axworthy was, from September 2000 to April 2004, President and Chief Executive Officer of the Liu Institute for Global Issues at the University of British Columbia and prior thereto was a member of the House of Commons of Canada for 21 years, holding several ministerial positions including, from 1995 to 2000, the Minister of Foreign Affairs for Canada. He holds a Master of Arts and PhD from Princeton University and a Bachelor of Arts from the University of Winnipeg.

John H. Bowles—Director. Mr. Bowles retired in June 2006 as a partner of PricewaterhouseCoopers LLP in Vancouver after 39 years with the firm and was the leader of their British Columbia mining practice. He obtained his chartered accountancy designation in 1970 and is a Fellow of the Institute of Chartered Accountants of British Columbia. He is also a Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Bowles also is a director of Hecla Mining Ltd. and Boss Power Corp. He holds a Bachelor of Commerce from the University of British Columbia.

Ronald P. Gagel—Director. Mr. Gagel has served as Senior Vice President and Chief Financial Officer of FNX Mining Company Inc. (“FNX”) since April 2006 having served as Vice-President and Chief Financial Officer of FNX from June 2005 to March 2006. From November 2005 to June 2007, he also served as Vice President and Chief Financial Officer of International Nickel Ventures Corporation. Mr. Gagel is a Chartered Accountant with more than 25 years of professional experience, predominantly in the natural resources sector. From 1988 to 2004, Mr. Gagel was at Aur Resources Inc. and from 1999 to 2004 he served as Vice President and Chief Financial Officer of Aur Resources Inc. He is a director of Central Sun Mining Inc. (formerly Glencairn Gold Corporation), Strategic Resources Acquisition Corporation and the Prospectors and Developers Association of Canada. Mr. Gagel holds a Bachelor of Science from the University of Western Ontario and a Bachelor of Commerce from the University of Windsor.

Brad Lantz—Vice President, Mining Division. Since joining HBMS in 1984, Mr. Lantz has held several technical, operational and managerial roles at its Ruttan, Trout Lake and Callinan Mines. He was the Manager of the 777 Mine from September 2002 to August 2007, and prior to which he was Manager of Callinan Mine from September 1998 to September 2002. He graduated from the University of Waterloo with an Honours Earth Sciences degree.

Alan T.C. Hair—Vice President, Metallurgy, Safety, Health & Environment. Since joining HBMS in 1996, Mr. Hair has held various operational management roles in the surface plants and was appointed the Vice President,

Metallurgy in early 2004. Prior to joining HBMS, Mr. Hair was Smelting Manager at MIM’s zinc smelter in Avonmouth, England. He graduated from the University of Leeds, England with a Bachelor of Science Honours degree in Mineral Engineering.

Jeffrey A. Swinoga—Vice President Finance and Chief Financial Officer. Mr. Swinoga has more than 16 years of experience in finance and accounting related to the resources and finance industries. Previous to joining the Company in 2005, he was at Barrick Gold Corporation, where he served as Director, Treasury Finance and more recently as Assistant Treasurer, Finance. Mr. Swinoga is a Chartered Accountant and a member of the Institute of Chartered Accountants of Manitoba. He holds a Master of Business Administration from the University of Toronto and a Bachelor of Arts (Honours economics) from the University of Western Ontario.

Brian D. Gordon—Vice President and General Counsel. Mr. Gordon obtained his Bachelor of Laws from the University of Manitoba. Formerly a partner with a major Manitoba law firm, he joined HBMS in 1994 as director, general counsel and corporate secretary. Mr. Gordon is a member of the Law Society of Manitoba and of the Canadian Bar Association.

Tom A. Goodman—Vice President, Technical Services and Human Resources. Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology. He has worked for HBMS for over 26 years in a wide variety of operational, technical, and management positions. He transferred back to HBMS after managing a copper smelting and refining company for the Anglo American group in Zambia.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

None of our directors or executive officers is, or within 10 years prior to the date hereof was a director, chief executive officer or chief financial officer of any company (including our company), that: (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days, or (ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days, other than Allen J. Palmiere who was a director of Constellation Copper Corporation when the Ontario Securities Commission issued a temporary management cease trade order on November 15, 2007 and a management cease trade order on November 28, 2007 for failing to file interim financial statements and MD&A for the nine-month period ended September 30, 2007. The order was subsequently revoked on January 16, 2008 after the interim financial statements and MD&A were filed.

None of our directors or executive officers, or a shareholder holding a sufficient number of securities of our company to affect materially the control of our company: (i) is, or has been within the 10 years prior to the date hereof, a director or executive officer of any company (including our company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the 10 years prior to the date hereof, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; (iii) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (iv) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Conflict of Interest

To the best of our knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among us, our directors, officers or other members of management, or persons who, as a result of their outside business interests except that certain of the directors, officers, and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is also responsible for reviewing our annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to our board of directors. A copy of the charter is attached hereto as Schedule “B”.

Composition

The Audit Committee is comprised of three directors, John H. Bowles (Chair), Ronald P. Gagel and M. Norman Anderson. Each of Messrs. Bowles, Gagel and Anderson are independent and financially literate within the meaning of Multilateral Instrument 52-110—Audit Committees (“MI 52-110”). Allen J. Palmiere served as a member of the Audit Committee during the year ended December 31, 2007 and until his appointment as President and CEO of the Company in January 2008. Mr. Anderson was subsequently appointed to the Audit Committee. In addition to being independent directors, all members of our Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from us and that they are not otherwise affiliated with us.

Relevant Educational and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

John H. Bowles - Mr. Bowles is a Chartered Accountant, having obtained his chartered accountancy designation in 1970 and is a Fellow of the Institute of Chartered Accountants of British Columbia. He received his Bachelor of Commerce from the University of British Columbia. Mr. Bowles retired in June 2006 as a partner of PricewaterhouseCoopers LLP in Vancouver after 39 years with the firm and its predecessors and was the leader of its British Columbia mining practice, primarily focussed on public mining company audits.

Ronald P. Gagel - Mr. Gagel is a Chartered Accountant, having obtained his chartered accountancy designation in 1981 and is a member of the Institute of Chartered Accountants of Ontario. He received his Bachelor of Commerce from the University of Windsor. Mr. Gagel is Senior Vice President and Chief Financial Officer of FNX Mining Company Inc., having joined the company in 2005 as Vice-President and Chief Financial Officer. From November 2005 to June 2007, he also served as Vice President and Chief Financial Officer of International Nickel Ventures Corporation. Mr. Gagel served as Vice President and Chief Financial Officer of Aur Resources Inc. from 1999 to 2004, having joined the company in 1988.

M. Norman Anderson - Mr. Anderson has been involved in the mining industry for over 50 years and is the former Chairman and Chief Executive Officer of Cominco Ltd. Mr. Anderson has served as a director of public companies and is currently a director of Compania de Minas Buenaventura S.A. , a NYSE listed issuer, and Rare Element Resources Ltd. Currently, Mr. Anderson is President of the management consulting firm of Norman Anderson & Associates. He has been a consultant to financial institutions and mining companies, since 1987. He holds a Bachelor of Science in Geological Engineering from the University of Manitoba.

Policy Regarding Non-Audit Services Rendered by Auditors

The Audit Committee’s charter sets out certain procedures and policies regarding the provision of non-audit services to us or any of our subsidiaries by our external auditor. Specifically, the audit committee is to pre-approve all non-audit services to be provided to us or any of our subsidiaries by our external auditor. Pre-approval of non-audit services is satisfied if: (i) the aggregate amount of non-audit services not pre-approved by the Audit Committee is reasonably expected to constitute no more than 5% of total fees paid by us and our subsidiaries to the external auditor during fiscal year in which the services are provided; (ii) we or one of our subsidiaries did not recognize services as non-audit services at the time of the engagement; and (iii) the services are promptly brought to Audit Committee’s attention and approved prior to the completion of the audit. More generally, the Audit Committee is to instruct the external auditor that the board of directors, as representatives of the shareholders, is the client of the independent auditor. The Audit Committee is also to review and discuss, on an annual basis, with the independent auditor all significant relationships the independent auditor has with us to determine their independence.

Remuneration of Auditors

The following table presents, by category, the fees accrued by Deloitte & Touche LLP as external auditors of, and for other services provided to, the Company for the fiscal years ended December 31, 2007 and 2006.

	2007	2006
Category of Fees
Audit fees	$816,144	$988,507
Audit related fees	131,086	227,013
Tax fees	—	—
All other fees	80,873	202,711

“Audit fees” include fees for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by the auditor in connection with the Company’s statutory and regulatory filings. “Audit related fees” are fees for assurance and services related to the external auditor’s role, including attest services not required by statute or regulation and financial information presentation assistance with finalization of accounting matters and certification. “All other Fees” include principally consultation and advisory services on information and technology and acquisition activities of the Company. Management presents regular updates to the Audit Committee of the services rendered by the auditors in response to the Committee’s oversight regarding external auditor independence and pre-approved service authorizations.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company’s directors, executive officers or senior officers, nor any associate of such director, executive officer or senior officer is indebted to us or any of our subsidiaries. In addition, none of the indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with us or any of our subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In 1994, HBMS received $18.5 million pursuant to a litigation settlement agreement. The Canada Revenue Agency questioned HBMS’ treatment of the receipt of these funds as non-taxable damages. The Canada Revenue Agency confirmed its position that the amount received was taxable. If HBMS decides to pursue this matter, it has until May 24, 2008 to appeal this decision to the Tax Court of Canada.

HBMS has been named as a co-defendant in two actions alleging various wrongful actions committed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydroelectric station (the “Hydro Projects”) in Saskatchewan. The plaintiffs have claimed for an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. One of HBMS’ former subsidiaries constructed and operated the dam until it was transferred to SaskPower in 1981. The plaintiffs in both actions claim that the lands on which the hydroelectric facilities were built are subject to aboriginal rights. No further steps have been taken by the plaintiffs to proceed with their claims since 1995.

SaskPower has been named as a defendant in two other actions, one filed in Manitoba in 1992 and one filed in Saskatchewan in 2004. Both actions claim damages alleged as a result of the operation and use of the Hydro Projects. HBMS has not been named in those actions. However, it has come to our attention that SaskPower intends to take legal action against Churchill River Power Company Limited (“CRP”), formerly a wholly-owned subsidiary of HBMS, which was dissolved. SaskPower has revived CRP for the purpose of taking action for alleged breaches by CRP of its obligation under a certain Purchase and Sale Agreement made in 1981. Although HBMS and CRP may be named as a party in one of the actions, to date no steps have been taken to add HBMS or CRP as a defendant or third party in either action.

In March 2007, a Statement of Claim was issued in Manitoba by Callinan Mines Limited (“Callinan”) against HBMS seeking declaratory relief, an accounting and an undisclosed amount of damages relating to an alleged breach of a Net Profits Interest and Royalty Agreement between HBMS and Callinan Mines Limited dated January 1, 1988. HBMS has filed a statement of defence denying liability to Callinan. At this stage, the likelihood of success and the materiality of this claim are not reasonably determinable.

Except as noted above, we are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would be material to our financial condition or results of operations.

Regulatory Actions

The Company has not: (a) received any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the financial year; (b) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (c) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, since January 1, 2005, none of our directors, executive officers or 10% shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent, registrar for the Common Shares and warrant agent for the Warrants is Equity Transfer & Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

The only contracts material to us entered into by us since January 1, 2002, other than in the ordinary course of business, are as follows:

1.	the Balmat Acquisition Agreement (See “The HudBay Mine of Northern New York – History”, page 20); and

2.	the Shareholder Rights Plan (See “Description of Capital Structure – Rights”, page 47).

INTEREST OF EXPERTS

Neither Kimberley Lau, B.Sc. P.Geo, Gerald Beauchamp, B.Sc., P.Eng. nor any partner, associate or affiliate thereof, as applicable, has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, the aforementioned persons beneficially own, directly or indirectly, less than one per cent of our securities.

Each of these persons is employed by us or one of our associates or affiliates.

ADDITIONAL INFORMATION

Additional information, including director’s and officer’s remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in our management information circular dated May 1, 2007. Additional financial information is provided in our financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2007.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE “A”

GLOSSARY OF MINING TERMS

The following is a glossary of terms used in this annual information form.

“basalt”	A general term for dark-coloured mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes), composed chiefly of calcic plagioclase and clinopyroxene; the fine-grained equivalent of gabbro. Nepheline, olivine, orthopyroxene, or quartz may be present. Adj. basaltic.

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.

“Concentrator”	A plant where ore is separated into values (concentrates) and rejects (tails). An appliance in such a plant, e.g., flotation cell, jig, electromagnet, shaking table. Also called mill.

“double-drum hoist”	A hoist with two drums that can be driven separately or together by a clutch.

“felsic”	A mnemonic adj. derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-coloured rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.

“grade”	The amount of valuable metal in each tonne of ore, expressed as grams per tonne for precious metals. Cut-off grade is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

“hectare”	One hectare equals 2.47 acres.

“mafic”	Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

“metallurgy”	The science of extracting metals from ores by mechanical and chemical processes and preparing them for use.

“mine”	An excavation in the earth for the purpose of extracting minerals. The excavation may be an open pit on the surface or underground workings.

“mineral reserves”	That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

“proven mineral reserves”	That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“probable mineral reserves”	That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resources”	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

“measured mineral resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“indicated mineral resource”	That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“mineralization”	The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term incorporating various types; for example, fissure filling, impregnation and replacement.

“NI 43-101”	National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“ounce or oz”	Troy ounce, equal to approximately 31.103 grams.

“recovery”	A term used in process metallurgy to indicate the proportion of valuable material obtained in the process. It is generally stated as a percentage of valuable metal in the processed material that is recovered compared to the total valuable metal present.

“roasting”	Heating an ore to effect some chemical change that will facilitate smelting.

“stratiform”	Having the form of a layer, bed, or stratum; consisting of roughly parallel bands or sheets, such as a stratiform intrusion.

“stratigraphic sequence”	A chronologic succession of sedimentary rocks from older below to younger above, essentially without interruption; e.g., a sequence of bedded rocks of interregional scope, bounded by unconformities.

“stratigraphy”	The science of rock strata. It is concerned not only with the original succession and age relations of rock strata but also with their form, distribution, lithologic composition, fossil content, geophysical and geochemical properties; indeed, with all characters and attributes of rocks as strata; and their interpretation in terms of environment or mode of origin, and geologic history.

“tailings”	The gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore.

“ton”	A unit of measurement equivalent to 2,000 pounds.

“tonne”	A metric tonne, 1,000 kilograms or 2,204.6 pounds.

Conversion Table

To Convert	To	Multiply by
Tonnes	Tons	1.102311

Tonnes	Pounds	2204.62

Grams	Troy ounces	0.032151

Grams/tonne	Troy ounces/ton	0.029167

Hectares	Acres	2.47105

Kilometers	Miles	0.62137

Meters	Feet	3.28084

SCHEDULE “B”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I.	PURPOSE

The Audit Committee is a committee of the Board of Directors. The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by:

•	reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

•

recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

•

serving as an independent and objective party to monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

•	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section III of this Charter. The Audit Committee’s primary function is to assist the Board of Directors in fulfilling its responsibilities and it recognizes that the Company’s management is responsible for preparing the Company’s financial statements and that the Company’s independent auditors are responsible for auditing those financial statements.

II.	COMPOSITION AND MEETINGS

The Audit Committee shall be comprised of a minimum of three directors as determined by the Board, all of whom shall be “independent” and “financially literate’ as such terms are used in Multilateral Instrument 52-110 – Audit Committees (the “Multilateral Instrument”). Generally, for the purposes of the Multilateral Instrument, a member of the Committee is considered “independent” if the member has no direct or indirect material relationship with the Company that, in the view of the Company Board of Directors, could reasonably be expected to interfere with the exercise of the directors independent judgment, and a member of the Committee is considered “financially literate” if the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet prior to the filing of quarterly financial statements to review and discuss the unaudited financial results for the preceding quarter and the related Management Discussion & Analysis and shall meet prior to filing the annual audited financial statements to review and discuss the audited financial results for the year and related Management Discussion & Analysis.

As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their oversight related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as the Audit Committee or the Chairman of the Committee shall determine upon a 48 hours prior notice. The notice period may be waived by a quorum of the Committee. Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or General Counsel shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

1.	Create an agenda for the ensuing year.

2.	Review and update this Charter at least annually, as conditions dictate.

3.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular or its Annual Information Form the Committee’s composition and responsibilities and how they were discharged and otherwise assist management in providing the information required by Form 52-110F1 in the Company’s Annual Information Form or such other disclosure document required by Multilateral Instrument 52-110.

4.	Report periodically to the Board of Directors.

Documents/Reports Review

5.	Review the Company’s interim and annual financial statements as well as all interim and annual MD&A’s and interim and annual earnings press releases prior to their publication and/or filing with any governmental body, or the public.

6.	Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

7.	Satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in paragraph 5, and periodically access the adequacy of such procedures.

Independent Auditor

8.	Recommend to the Board of Directors the selection of the independent auditor, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor. Instruct the independent auditor that the Board of Directors, as the shareholders’ representative, is the independent auditor’s client.

9.	Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing and resolving any material differences of opinion between management and the independent auditor.

10.	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence.

11.	Pre-approve all non-audit services to be provided to the Company or its subsidiaries by the independent auditor.

Pre-approval of non-audit services is satisfied if:

a)	The aggregate amount of non-audit services not preapproved is reasonably expected to constitute no more than 5% of total fees paid by the Company and its subsidiaries to the external auditor during fiscal year in which the services are provided;

b)	The Company or a subsidiary did not recognize services as non-audit services at the time of the engagement; and

c)	The services are promptly brought to Committee’s attention and approved prior to the completion of the audit.

12.	Oversee the work and review the performance of the independent auditor and approve any proposed discharge of the independent auditor when circumstances warrant.

13.	Periodically consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

14.	Satisfy itself that the independent auditor and internal auditor, if applicable, report directly to the Audit Committee; and that the independent auditor is available to the Audit Committee and the full Board of Directors as needed.

15.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Company’s independent auditor and former independent auditor.

Financial Reporting Processes

16.	In consultation with the independent auditor review the integrity of the organization’s financial reporting processes, both internal and external.

17.	Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

18.	Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the management’s reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

Process Improvement

19.	Obtain regular reports from each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

20.	Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

21.	Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

22.	Review and resolve any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

23.	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

24.	Review with the independent auditor, internal auditor, if applicable and management, significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

25.	Review activities, organizational structure, qualifications, and succession planning of the chief financial officer and the staff in the financial reporting area and present matters related to succession planning within the Company to the Board of Directors for consideration.

Ethical and Legal Compliance

26.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting internal controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

27.	Review and update periodically a Code of Business Conduct and Ethics and ensure that management has established a system to enforce this Code. Review through appropriate actions taken to ensure compliance with the Code of Business Conduct and Ethics and to review the results of confirmations and violations of such Code.

28.	Review management’s monitoring of the Company’s internal controls over financial reporting to ensure that the Company’s financial statements, reports and other significant financial information disseminated to governmental organizations, and the public satisfy legal and regulatory requirements.

29.	Review periodic report from the Disclosure Committee on the effectiveness of the disclosure policies, controls and procedures and on the operation of the Timely Disclosure, Confidentiality and Insider Trading Policy to ensure that appropriate procedures are in place for disclosing financial and other information in accordance with the regulatory requirements.

30.	Review, with the organization’s counsel, significant legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

Risk Management

31.	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

General

32.	Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The committee shall be empowered to retain and compensate independent counsel, accountants and other professionals to assist it in the performance of its duties as it deems necessary.

33.	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board deems necessary or appropriate.